Exhibit 99.1

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the condensed interim consolidated financial statements of Goldcorp Inc. (“Goldcorp” or “the Company”) for the three and six months ended June 30, 2018 and related notes thereto which have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting of International Financial Reporting Standards (“GAAP” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”). All figures are in United States (“US”) dollars unless otherwise noted. References to C$ are to Canadian dollars. This MD&A has been prepared as of July 25, 2018.

GOLDCORP  |   1

(in United States dollars, tabular amounts in millions, except where noted)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission ("SEC"), all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, zinc, copper and lead, the estimation of Mineral Reserves and Mineral Resources (as each term is defined below), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting and certification time lines, timing and cost of construction and expansion projects, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, health, safety and diversity initiatives, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding Goldcorp’s present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, Mineral Reserves and Mineral Resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States, Mexico, Argentina, the Dominican Republic, Chile or other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: future prices of gold, silver, zinc, copper and lead; mine development and operating risks; possible variations in ore reserves, grade or recovery rates; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; risks associated with restructuring and cost-efficiency initiatives; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to the integration of acquisitions; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors” in Goldcorp’s most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

GOLDCORP  |   2

(in United States dollars, tabular amounts in millions, except where noted)

CAUTIONARY STATEMENT REGARDING CERTAIN MEASURES OF PERFORMANCE

This MD&A presents certain measures, including "total cash costs: by-product", "total cash costs: co-product", "all-in sustaining costs", "adjusted operating cash flow", "EBITDA", "adjusted EBITDA" and "adjusted net debt", that are not recognized measures under IFRS. This data may not be comparable to data presented by other gold producers. For a reconciliation of these measures to the most directly comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in performing year over year comparisons. However, these non-GAAP measures should be considered together with other data prepared in accordance with IFRS, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS. This MD&A also contains information as to estimated future all-in sustaining costs. The estimates of future all-in sustaining costs are not based on total production cash costs calculated in accordance with IFRS, which forms the basis of the Company’s cash costs: by-product. The estimates of future all-in sustaining costs are anticipated to be adjusted to include sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs and reclamation cost accretion and amortization, and exclude the effects of expansionary capital, tax payments, dividends and financing costs. Projected IFRS total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion and amortization and tax payments. Due to the uncertainty of the likelihood, amount and timing of any such items, the Company does not have information available to provide a quantitative reconciliation of projected all-in sustaining costs to a total production cash costs projection.

CAUTIONARY NOTE REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Scientific and technical information contained in this MD&A, including the Mineral Reserves and Mineral Resources, was reviewed and approved by Ivan Mullany, FAusIMM, Senior Vice-President, Technical Services for Goldcorp, and a "qualified person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). All Mineral Reserves and Mineral Resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") and NI 43-101, or the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves equivalent. All Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Information on data verification performed on the mineral properties mentioned in this MD&A that are considered to be material mineral properties to the Company are contained in Goldcorp’s most recent annual information form and the current technical report for each of those properties, all available on SEDAR at www.sedar.com.

Cautionary Note to United States investors concerning estimates of measured, indicated and inferred resources: The Mineral Resource and Mineral Reserve estimates contained in this MD&A have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws and use terms that are not recognized by the SEC. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions used in NI 43-101 are incorporated by reference from the CIM Definition Standards adopted by CIM Council on May 10, 2014 (the "CIM Definition Standards"). U.S. reporting requirements are governed by the SEC Industry Guide 7 ("Industry Guide 7") under the United States Securities Act of 1933, as amended. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported but embody different approaches and definitions. For example, the terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in in NI 43-101, and these definitions differ from the definitions in Industry Guide 7. Under Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Further, under Industry Guide 7, mineralization may not be classified as "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. United States readers are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred Mineral Resources" have a great amount of uncertainty as to their existence and their economic and legal feasibility. A significant amount of exploration must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States readers are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of Mineral Resource and Mineral Reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A containing descriptions of Goldcorp’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

GOLDCORP  |   3

(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL AND OPERATIONAL HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2018

Net loss was $131 million, or $0.15 per share, which was impacted by non-cash foreign exchange losses of $178 million, or $0.20 per share, primarily arising on deferred tax balances. Operating cash flows and adjusted operating cash flows(1) for the three months ended June 30, 2018 were $158 million and $310 million, respectively, compared to $158 million and $320 million, respectively, for the three months ended June 30, 2017.

Gold production of 571,000 ounces at all-in sustaining costs(1) ("AISC") of $850 per ounce, compared to 635,000 ounces at AISC of $800 per ounce for the three months ended June 30, 2017. Ramp-up of sustainable capacity at Éléonore and Cerro Negro continued and are expected to be key contributors to increasing production in the second half of the year.  Full year 2018 guidance reconfirmed for gold production of 2.5 million ounces (+/-5%) at AISC of $800(2) per ounce (+/- 5%).

Project pipeline continues to advance in support of the Company's 20/20/20 growth plan. The Peñasquito Pyrite Leach project has completed construction with commissioning further accelerated to the third quarter of 2018, now two quarters ahead of schedule, while the Musselwhite Materials Handling project advanced to 76% completion, on schedule and 10% below budget.

Significant milestones reached at Coffee and Borden with the signing of agreements with First Nation communities.  On April 30, 2018, Goldcorp signed a collaboration agreement with Tr'ondëk Hwëch'in with respect to the Coffee project and, on June 6, 2018, signed an Impacts and Benefits Agreement with three First Nation communities with respect to the development and operation of the Borden project.

Successfully executed on the Company’s $250 million sustainable annual efficiency program, with target now increased by a further $100 million. Through the execution of numerous cost reduction and productivity improvements across the portfolio, the Company achieved its target of $250 million of sustainable efficiencies and extended the program, targeting additional improvements of $100 million by the end of 2019.

(1)

The Company has included non-GAAP performance measures on an attributable (or Goldcorp's share) basis throughout this document. Adjusted operating cash flows and AISC per ounce are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 33 - 41 of this MD&A.

(2)	Refer to footnote (4) on page 19 of this MD&A regarding the Company's projection of AISC.

GOLDCORP  |   4

(in United States dollars, tabular amounts in millions, except where noted)

BUSINESS OVERVIEW

Goldcorp is a leading gold producer focused on responsible mining practices, with production from a portfolio of long-life, high quality assets throughout the Americas, which the Company believes positions it to deliver long-term value.

The Company’s principal producing mining properties are comprised of the Éléonore, Musselwhite, Porcupine and Red Lake mines in Canada; the Peñasquito mine in Mexico; the Cerro Negro mine in Argentina; and the Pueblo Viejo mine (40.0% interest) in the Dominican Republic. The Company's significant projects include the Borden, Century and Coffee projects in Canada, and the NuevaUnión (50% interest) and Norte Abierto (50% interest) projects in Chile.

The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, zinc, copper and lead. Goldcorp's principal product is refined gold bullion sold primarily in the London spot market. In addition to gold, the Company also produces silver, zinc, copper and lead primarily from concentrate produced at the Peñasquito mine, which is sold to third party smelters and refineries.

Goldcorp has an investment-grade credit rating, supported by a strong balance sheet, and remains 100% unhedged to gold sales, providing full exposure to gold prices.

STRATEGY

Goldcorp's vision is to create sustainable value for its stakeholders by growing net asset value ("NAV") per share to generate long-term shareholder value. With a portfolio of long-life, high quality assets that provide economies of scale, coupled with low AISC per ounce and underpinned by a strong balance sheet, Goldcorp has optimized its portfolio of assets and is reinvesting in a strong pipeline of organic opportunities to drive increasing margins and returns on investment.

In 2016, the Company outlined its 20/20/20 growth plan under which it expects to deliver a 20% increase in gold production, a 20% increase in gold reserves and a 20% reduction in AISC per ounce by 2021. In the first quarter of 2018, the Company introduced its Beyond 20/20 program, which is focused on the potential for organic growth through the development of the Company's long-term portfolio, such as the Century project at the Porcupine camp, NuevaUnión and Norte Abierto.

Goldcorp is committed to being a responsible steward of the environment and building collaborative partnerships with communities, governments and all other stakeholders for mutual success.

Goldcorp believes its strong balance sheet provides the Company with flexibility and the ability to manage the risk of gold and commodity price volatility. The Company's capital allocation strategy focuses on investing in its pipeline of organic growth opportunities, further debt reduction and returning capital to its shareholders by paying a sustainable dividend. Furthermore, Goldcorp leverages its exploration spending in the most efficient way possible through investments in junior mining companies.

CORPORATE DEVELOPMENTS

Advanced Project Pipeline

In 2016, the Company committed over one billion dollars of capital in a pipeline of organic growth opportunities, which are expected to support the growth in NAV of the Company by increasing production and decreasing AISC per ounce.  These opportunities include Peñasquito’s Pyrite Leach project ("PLP"), Musselwhite’s Materials Handling project (“MHP”) and the Coffee project.  The first two of these opportunities have entered into the final stages of construction as the PLP and MHP were 98% and 76% complete, respectively, as at June 30, 2018.  Commissioning of the PLP is expected to commence in the third quarter of 2018, with first gold expected in the fourth quarter of 2018, two quarters ahead of schedule. At Musselwhite, the MHP is progressing as scheduled, with commissioning expected in the first quarter of 2019, and is expected to be approximately 10% under budget. In addition, significant milestones were reached during the second quarter of 2018 at the Coffee and Borden projects with the signing of a collaboration agreement with Tr'ondëk Hwëch'in relating to the Coffee project and an Impacts and Benefits Agreement with three First Nation communities with respect to the development and operation of the Borden project.  Lastly, during the second quarter of 2018, an underground extension at the Alumbrera mine was approved which is expected to be fully funded through Alumbrera’s operating cash flows. The extension has an expected 10-year mine life and is expected to commence operations in late 2019. Due to the approval of the underground mine extension and the resulting improved cashflows from Alumbrera, the remaining $30 million provision, which the Company had previously recognized in respect of the Company’s obligation to fund its 37.5% share of Alumbrera’s reclamation closure costs, was reduced to $nil, resulting in a $30 million credit to net earnings in the second quarter of 2018.

Progress Towards Delivering $250 million of Sustainable Annual Efficiencies

Since announcing the program to achieve $250 million in annual sustainable efficiencies in 2016, the Company has embarked upon numerous cost reduction and productivity improvement initiatives across the portfolio. As at June 30, 2018, the Company has successfully executed these productivity and cost optimization programs and achieved $250 million in annual sustainable efficiencies. Building upon this momentum the Company is extending the program, targeting additional improvements of $100 million

GOLDCORP  |   5

(in United States dollars, tabular amounts in millions, except where noted)

to be achieved by the end of 2019. New productivity initiatives, such as decreasing stope cycle times at Red Lake, increasing mine to mill efficiencies at Peñasquito and improving underground equipment and operator productivity at Cerro Negro, have already been identified.  Along with the results from the initial $250 million efficiency program and an ongoing focus on cost at every location, these initiatives are expected to position the Company to achieve its 20/20/20 strategy.

MARKET OVERVIEW

Gold

The market price of gold is the primary driver of Goldcorp's profitability. The price of gold can fluctuate widely and is affected by a number of macroeconomic factors, including the sale or purchase of gold by central banks and financial institutions, interest rates, exchange rates, inflation or deflation, global and regional supply and demand and the political and economic conditions of major gold-producing and gold-consuming countries throughout the world.

The price of gold started the second quarter of 2018 at $1,325 per ounce and rallied quickly to a high of $1,365, testing resistance levels from the first quarter of 2018. However, the price was unable to sustain this rally and subsequently trended downwards over the next two months. Gold closed the second quarter of 2018 at a price of $1,250 per ounce for an overall quarterly loss of $75 per ounce, or 5.5%.  On an attributable basis, the Company realized an average gold price of $1,289 per ounce in the second quarter of 2018, a 3% increase compared to $1,256 per ounce in the second quarter of 2017, and a 4% decrease compared to $1,337 per ounce in the first quarter of 2018. Weakness in the gold price during the second quarter was driven predominantly by strength in the US dollar and expectations for higher interest rates over the second half of 2018 as the US Federal Reserve continues to wind down its Quantitative Easing program. The threat of a broad-based global trade war, and its impact on the market, remains to be seen with market participants currently giving more weight to US dollar strength, and corresponding weakness in emerging market currencies, most notably the Argentine Peso.

Currency Markets

The results of Goldcorp's mining operations are affected by changes in the US dollar exchange rate compared to currencies of the countries in which Goldcorp has foreign operations. The Company has exposure to the Canadian dollar relating to its Éléonore, Musselwhite, Porcupine and Red Lake operations and the Coffee and Century projects, exposure to the Mexican peso relating to its Peñasquito operation, exposure to the Argentine peso at its Cerro Negro operation, exposure to the Dominican Republic peso relating to its investment in Pueblo Viejo and exposure to the Chilean peso with respect to its NuevaUnión and Norte Abierto joint ventures.

Fluctuations in the US dollar can cause volatility of costs reported in US dollars. In addition, monetary assets and liabilities that are denominated in non-US dollar currencies, such as cash and cash equivalents and value-added taxes, are subject to currency risk. Goldcorp is further exposed to currency risk through non-monetary assets and liabilities of entities whose taxable profit or tax loss are denominated in non-US dollar currencies. Changes in exchange rates give rise to temporary differences resulting in deferred tax assets and liabilities with the resulting deferred tax charged or credited to income tax expense.

GOLDCORP  |   6

(in United States dollars, tabular amounts in millions, except where noted)

Goldcorp's financial risk management policy allows the hedging of foreign exchange exposure to reduce the risk associated with currency fluctuations. The Company enters into Mexican peso currency hedge contracts to purchase Mexican pesos at pre-determined US dollar amounts. These contracts are entered into to normalize operating expenses and capital expenditures at Peñasquito, expressed in US dollar terms.

Currency markets continued to experience general volatility during the second quarter of 2018. A strong US dollar and uncertainty in the future of the NAFTA trade agreement have resulted in a trend of depreciation of both the Canadian dollar and Mexican peso. Although the Canadian dollar weakened by 2% during the second quarter of 2018, strong economic data and the Central Bank of Canada’s restrictive monetary policy has enabled the Canadian dollar to outperform other G7 currencies. After a positive first quarter of 2018, the Mexican peso weakened by nearly 10%, as the Mexican economy proved more susceptible to NAFTA-related headline risk. Mexico elected the liberal government of Andrés Manuel López Obrador in early July 2018. The market reacted positively to the news, with the peso experiencing a modest appreciation following the election.

The Argentine peso has been the worst performing emerging market currency in 2018 through the end of the second quarter of 2018 as a large fiscal deficit, weak economic outlook, and significant inflation have combined to see the peso depreciate over 50% since the beginning of 2018. To gain control of the currency, Argentina’s Central Bank hiked target interest rates and the Government of Argentina entered a 36-month Stand-By Agreement (“SBA”) with the International Monetary Fund in June 2018, agreeing to a US $50 billion standby credit line. These actions led to a further rate spike, where the peso reached the historic low of 28.85 at June 30, 2018. The peso may further depreciate in the short term due to negative economic impacts from lower agricultural exports caused by severe drought and inflationary pressure from macroeconomic normalization.  The $50 billion SBA is expected to help stabilize the currency, and allow the government to continue its macroeconomic reforms, with economic growth expected to return in 2019 when agricultural conditions are expected to improve.

Foreign Exchange Rate Sources:

(a)	Canadian Dollar/USD: Bank of Canada Noon rate (January 1, 2017 - April 28, 2017), Bank of Canada Daily Average (April 29, 2017 - June 30, 2018)
(b)	Mexican Peso/USD: Central Bank of Mexico Current Day Fixing
(c)	Argentine Peso/USD: Central Bank of Argentina Current Day Fixing

GOLDCORP  |   7

(in United States dollars, tabular amounts in millions, except where noted)

OVERVIEW OF QUARTERLY FINANCIAL AND OPERATING RESULTS

	June 30		March 31		December 31		September 30
	2018	2017	2018	2017	2017	2016	2017	2016
Financial Results
Revenues	$793	$822	$846	$882	$853	$898	$866	$915
Net earnings (loss)	$(131)	$135	$67	$170	$242	$101	$111	$59
Net earnings (loss) per share
– Basic and diluted	$(0.15)	$0.16	$0.08	$0.20	$0.28	$0.12	$0.13	$0.07
Operating cash flow	$158	$158	$271	$227	$511	$239	$315	$267
Adjusted operating cash flow (1)	$310	$320	$350	$315	$401	$306	$308	$401
Adjusted EBITDA (1)	$334	$432	$433	$427	$448	$477	$400	$491
Expenditures on mining interests (cash basis)	$318	$233	$287	$186	$420	$217	$291	$168
– Sustaining	$127	$133	$119	$113	$187	$145	$143	$112
– Expansionary	$191	$100	$168	$73	$233	$72	$148	$56
Dividends paid	$15	$16	$14	$15	$16	$16	$15	$14
Operating Results (1)
Gold produced (thousands of ounces)	571	635	590	655	646	761	633	715
Gold sold (thousands of ounces)	562	649	585	646	633	768	606	686
Silver produced (thousands of ounces)	6,100	7,400	6,800	7,100	7,100	7,400	7,000	7,700
Zinc produced (thousands of pounds)	77,500	84,100	88,700	80,700	96,500	78,300	98,400	75,200
Copper produced (thousands of pounds)	6,600	7,900	5,400	9,700	4,500	20,400	6,300	16,900
Lead produced (thousands of pounds)	26,800	26,100	27,000	32,400	36,500	29,600	38,300	33,700
Average realized gold price (per ounce)	$1,289	$1,256	$1,337	$1,236	$1,286	$1,181	$1,287	$1,333
Cash costs: by-product (per ounce) (2)	$527	$510	$511	$540	$462	$481	$483	$554
Cash costs: co-product (per ounce) (3)	$700	$644	$696	$701	$627	$619	$663	$657
All-in sustaining costs (per ounce)	$850	$800	$810	$800	$870	$747	$827	$812

(1)

The Company has presented the non-GAAP performance measures on an attributable (or Goldcorp's share) basis in the table above. Adjusted operating cash flows, Adjusted EBITDA and AISC are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 33 - 41 of this report.

(2)

Total cash costs: by-product, per ounce, is calculated net of Goldcorp’s share of by-product sales revenues (by-product silver sales revenues for Cerro Negro, Marlin, prior to closure, and Pueblo Viejo; by-product lead, zinc and copper sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.17 per silver ounce (2017 – $4.13 per silver ounce) sold to Wheaton Precious Metals Corp. ("Wheaton") and by-product copper sales revenues for Peñasquito and Alumbrera).

(3)

Total cash costs: co-product, per ounce, is calculated by allocating Goldcorp’s share of production costs to each co-product (Alumbrera (copper); Marlin (silver); Pueblo Viejo (silver and copper); Peñasquito (silver, lead and zinc)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 33).

GOLDCORP  |   8

(in United States dollars, tabular amounts in millions, except where noted)

REVIEW OF SECOND QUARTER FINANCIAL RESULTS

Three months ended June 30, 2018 compared to the three months ended June 30, 2017

The net loss for the three months ended June 30, 2018 was $131 million, or $0.15 per share, compared to net earnings of $135 million, or $0.16 per share, for the three months ended June 30, 2017. The net loss in the second quarter of 2018 compared to net earnings in the same period in 2017 was primarily due to an increase in deferred tax expense arising from currency devaluations, particularly in Argentina. Additionally, the second quarter of 2018 was impacted by a decrease in production volumes, primarily at Peñasquito due to planned mine sequencing, offset partially by increases at Cerro Negro and Éléonore as both mines continued to ramp up, and an increase in unrealized foreign exchange losses arising primarily on value added tax receivables denominated in local currencies as a result of the currency devaluations. The increase in deferred tax expense, decrease in production volumes and increase in unrealized foreign exchange losses for the second quarter of 2018 as compared to the same period in 2017 were offset partially by the impact of increases in average realized gold and by-product metal prices.

Net earnings and earnings per share for the three months ended June 30, 2018 and 2017 were affected by, among other things, the following significant non-cash or other items that management believes are not reflective of the performance of the underlying operations (items are denoted as having (increased)/decreased net earnings and net earnings per share in the three months ended June 30, 2018 and 2017):

	Three months ended June 30, 2018			Three months ended June 30, 2017
(in millions, except per share)	Pre-tax	After-tax	Per share ($/share)	Pre-tax	After-tax	Per share ($/share)
Non-cash foreign exchange losses (gains) on deferred tax balances and other	$27	$178	$0.20	$4	$(41)	$(0.05)
Gain from reduction in provision for Alumbrera's reclamation costs	$(30)	$(30)	$(0.03)	$—	$-	$-

Revenues

Three months ended June 30	2018 (1)	2017 (1)	Change
Gold
Revenue (millions)	$588	$624	(6)%
Ounces sold (thousands)	457	497	(8)%
Average realized price ($/ounce)	$1,291	$1,257	3%
Silver
Revenue (millions)	$85	$92	(8)%
Ounces sold (thousands)	6,025	7,181	(16)%
Average realized price ($/ounce)	$14.31	$13.38	7%
Zinc
Revenue (millions)	$94	$86	9%
Pounds sold (thousands)	73,700	85,700	(14)%
Average realized price	$1.35	$1.16	16%
Other metals
Revenue (millions)	$26	$20	30%
Total revenue (millions)	$793	$822	(4)%

(1)	Excludes attributable share of revenues from the Company's associates. Revenues are shown net of applicable treatment and refining charges.

Revenues decreased by $29 million, or 4%, primarily due to decreases in gold, silver and zinc sales volumes of 8%, 16% and 14%, respectively. These decreases were offset partially by increases in the average realized price of all three metals and lower treatment and refining charges. The decrease in gold sales volumes was primarily due to lower sales volumes at Peñasquito and the impact of the closure of Marlin in the second quarter of 2017, offset by higher sales volumes at Cerro Negro and Éléonore.  The decrease in gold sales volumes at Peñasquito was as a result of the planned transition from high-grade ore in Phase 5D at the bottom of the Peñasco pit, to lower grade ore from stockpiles and the remnants of Phase 5D, while the increase at Cerro Negro was due to higher mill head grade, as a result of improved dilution control and mine sequencing in Mariana Central and Eureka.  The increase in gold sales volume at Éléonore reflected the ongoing ramp up and contribution of higher grade ore from Horizon 5 during the second

GOLDCORP  |   9

(in United States dollars, tabular amounts in millions, except where noted)

quarter of 2018. The decrease in silver sales volumes was due to the closure of Marlin while the decrease in zinc sales volumes was due to mine sequencing at Peñasquito.

Production Costs

Production costs in the second quarter of 2018 decreased by $14 million, or 3%, when compared to the same period in 2017 primarily due to the closure of Marlin in the second quarter of 2017 ($26 million), the favourable impact of the weakening Argentine peso by 49% compared to the same period in the prior year at Cerro Negro, which was not fully offset by inflation, and a decrease in production costs at Peñasquito due to continuing cost optimization efforts, offset partially by an increase in production costs at Éléonore associated with its ramp up.

Depreciation and Depletion

Three months ended June 30	2018 (1)	2017 (1)	Change
Depreciation and depletion (millions)	$256	$239	7%
Sales ounces (thousands)	457	497	(8)%
Depreciation and depletion per ounce	$560	$481	16%

(1)	Excludes attributable share of depreciation and depletion from the Company's associates.

Depreciation and depletion increased by $17 million, or 7%, due to an increase in depreciation and depletion per ounce, offset partially by a decrease in sales volumes.  The increase in depreciation and depletion per ounce was mainly due to a higher depletable cost base at Peñasquito in 2018.  The decrease in sales volumes was primarily due to lower sales volumes at Peñasquito, offset partially by higher sales volumes at Éléonore and Cerro Negro.

Share of Net Earnings Related to Associates and Joint Venture

Three months ended June 30	2018	2017	Change
Pueblo Viejo	$11	$40	(73)%
Alumbrera	30	—	—
NuevaUnión	(1)	1	(200)%
Leagold	(2)	—	—
Share of net earnings related to associates and joint venture	$38	$41	(7)%

GOLDCORP  |   10

(in United States dollars, tabular amounts in millions, except where noted)

The Company’s share of net earnings related to associates and joint venture decreased by $3 million in the three months ended June 30, 2018 compared to the same period in 2017 primarily due to a $29 million decrease in net earnings from Pueblo Viejo offset by an increase in the Company’s share of net earnings from Alumbrera. The decrease in net earnings from Pueblo Viejo was primarily due to lower revenues, increased production costs and higher depreciation and depletion. The increase in Pueblo Viejo’s production costs was due to the impact of higher fuel, power and maintenance costs whereas the increase in depreciation and depletion was due to the impact of the reversal of the previously recognized impairment in the fourth quarter of 2017.

The Company’s share of net earnings related to Alumbrera in the three months ended June 30, 2018 related to a $30 million reversal of the Company's provision to fund its share of Alumbrera’s reclamation costs to nil resulting from improved operating cashflows associated with a 10 year extension of Alumbrera’s mine life which was approved in April 2018.  The Company discontinued recognizing its share of earnings of Alumbrera effective January 1, 2016 but as of May 1, 2018 commenced recognizing its share of earnings for Alumbrera as the total cumulative losses of Alumbrera had been reversed.

Other Expense/Income

Other expense of $16 million for the three months ended June 30, 2018 included $27 million of foreign exchange losses arising primarily on value added tax receivables denominated in Argentine and Mexican pesos.  These losses were offset partially by interest income on loans held with Pueblo Viejo and a gain recognized upon the dilution of the Company’s interest in Leagold to 12% in May 2018. Upon dilution, the Company’s investment in associate was derecognized with the remaining investment in Leagold classified as an equity security and remeasured to fair value market value as at the date of dilution.

Other income of $4 million for the three months ended June 30, 2017 was comprised primarily of gains on dispositions of securities and interest income on loans held with Pueblo Viejo, offset partially by foreign exchange losses arising primarily on value added tax receivables denominated in Argentine pesos and accounts payable denominated in Mexican pesos.

Income Tax Expense

The income tax expense of $156 million for the three months ended June 30, 2018 resulted in a 624% tax rate (three months ended June 30, 2017 - $57 million income tax recovery and a negative 73% tax rate) and was impacted primarily by currency translations.

The impact of changes in foreign exchange rates on deferred tax balances, current tax balances, intra-group financing arrangements, and tax rate differences resulted in a $147 million income tax expense for the three months ended June 30, 2018 (three months ended June 30, 2017 - $51 million income tax recovery).  Other items resulted in a $4 million income tax expense for the three months ended June 30, 2018 (three months ended June 30, 2017 - $19 million income tax recovery).

Effective tax rate

Earnings before income taxes of $25 million for the three months ended June 30, 2018 was impacted by the following items: $7 million of non-deductible share-based compensation expense (three months ended June 30, 2017 - $8 million); $38 million of after-tax income related to associates and joint venture (primarily Pueblo Viejo and Alumbrera) that are not subject to further income tax in the accounts of the Company (three months ended June 30, 2017 - $41 million, primarily Pueblo Viejo); a $13 million gain on the dilution of the Leagold equity investment which is not subject to income tax (three months ended June 30, 2017 - $nil); and $27 million of non-cash foreign exchange losses which are not subject to income tax (three months ended June 30, 2017 - $4 million). Additionally, earnings before income taxes for the three months ended June 30, 2017 was impacted by a loss on disposition of mining interest of $6 million.

After adjusting for the above-mentioned items, the effective income tax rate for three months ended June 30, 2018 was 63% (three months ended June 30, 2017 – 24%).

AISC

AISC(1) per ounce was $850 for the three months ended June 30, 2018, compared to $800 per ounce for the three months ended June 30, 2017. The increase in AISC per ounce was due primarily to lower gold sales ($122 per ounce) and lower by-product credits ($36 per ounce), offset partially by lower production costs ($96 per ounce) and lower sustaining capital ($14 per ounce). The decrease in gold sales was primarily due to lower sales at Peñasquito due to planned mine sequencing, and the impact of the closure of Marlin in the first half of 2017, offset partially by the increase in gold sales at Cerro Negro and Éléonore. The decrease in production costs was primarily due to the closure of Marlin in the second quarter of 2017, the favourable impact of the weakening Argentine peso compared to the same period in the prior year at Cerro Negro, which was not fully offset by inflation, and a decrease in production costs at Peñasquito due to continuing cost optimization efforts, offset partially by an increase in production costs at Éléonore associated with its ramp up. The decrease in sustaining capital was primarily due to timing of underground projects and improved mine sequencing at Éléonore, timing of expenditures at Cerro Negro, offset partially by planned ramp up in the tailings dam raise and the purchase of large equipment components at Peñasquito. The decrease in by-product credits was primarily due to lower by-product sales for all metals, which were impacted partially by the closure of Marlin in 2017 and lower copper volumes from Alumbrera, offset partially by a 16% increase in the average realized price of zinc.

GOLDCORP  |   11

(in United States dollars, tabular amounts in millions, except where noted)

(1)	AISC per ounce is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 33 - 41 of this report.

GOLDCORP  |   12

(in United States dollars, tabular amounts in millions, except where noted)

REVIEW OF SECOND QUARTER FINANCIAL RESULTS

Six months ended June 30, 2018 compared to the six months ended June 30, 2017

The net loss for the six months ended June 30, 2018 was $64 million, or $0.07 per share, compared to net earnings of $305 million, or $0.36 per share, for the six months ended June 30, 2017. The net loss in the second quarter of 2018 compared to net earnings in the same period in 2017 was primarily due to an increase in deferred tax expense arising from currency devaluations, particularly in Argentina. Additionally, the net loss was impacted by a decrease in production volumes, primarily due to planned mine sequencing at Peñasquito, offset partially by increases at Cerro Negro and Éléonore, a decrease in net earnings relating to the Company's investment in Pueblo Viejo and an increase in unrealized foreign exchange losses arising primarily on value added tax receivables denominated in local currencies as a result of the currency devaluations. The increase in deferred tax expense, decrease in production volumes, decrease in net earnings relating to the Company’s investment in Pueblo Viejo and increase in unrealized foreign exchange losses for the second quarter of 2018 as compared to the same period in 2017 were offset partially by the impact of increases in average realized gold and zinc prices.

Net earnings and earnings per share for the six months ended June 30, 2018 and 2017 were affected by, among other things, the following significant non-cash or other items that management believes are not reflective of the performance of the underlying operations (items are denoted as having (increased)/decreased net earnings and net earnings per share in the six months ended June 30, 2018 and 2017):

	Six months ended June 30, 2018			Six months ended June 30, 2017
(in millions, except per share)	Pre-tax	After-tax	Per share ($/share)	Pre-tax	After-tax	Per share ($/share)
Non-cash foreign exchange losses (gains) on deferred tax balances and other	$20	$155	$0.17	$(17)	$(123)	$(0.14)
Reduction in Goldcorp's share of Pueblo Viejo's earnings relating to settlement of a Dominican Republic tax audit	$17	$17	$0.02	$—	$-	$-
Gain from reduction in provision for Alumbrera's reclamation costs	$(30)	$(30)	$(0.03)	$(26)	$(26)	$(0.03)

Revenues

Six months ended June 30	2018 (1)	2017 (1)	Change
Gold
Revenue (millions)	$1,208	$1,288	(6)%
Ounces sold (thousands)	923	1,036	(11)%
Average realized price ($/ounce)	$1,312	$1,246	5%
Silver
Revenue (millions)	$166	$192	(14)%
Ounces sold (thousands)	12,028	13,950	(14)%
Average realized price ($/ounce)	$14.26	$14.39	(1)%
Zinc
Revenue (millions)	$215	$179	20%
Pounds sold (thousands)	161,700	174,200	(7)%
Average realized price	$1.44	$1.24	16%
Other metals
Revenue (millions)	$50	$45	11%
Total revenue (millions)	$1,639	$1,704	(4)%

(1)	Excludes attributable share of revenues from the Company's associates. Revenues are shown net of applicable treatment and refining charges.

GOLDCORP  |   13

(in United States dollars, tabular amounts in millions, except where noted)

Revenues decreased by $65 million, or 4%, primarily due to decreases in gold, silver and zinc sales volumes of 11%, 14% and 7%, respectively, offset partially by increases in the average realized prices of gold and zinc of 5% and 16%, respectively, and lower treatment and refining charges.  The decrease in gold sales volumes was primarily due to lower sales volumes at Peñasquito and the impacts of the sale of Los Filos and closure of Marlin, offset partially by higher gold sales volumes at Cerro Negro and Éléonore. The decrease in silver sales volumes was also due to the impacts of the closure of Marlin in 2017, while the decrease in zinc sales volumes was due to lower production at Peñasquito.  The decrease in gold and zinc sales volumes at Peñasquito was primarily due to the planned transition from high-grade ore in Phase 5D at the bottom of the Peñasco pit, to lower grade ore from stockpiles and the remnants of Phase 5D, while the increase in gold sales volumes at Cerro Negro was mainly due to higher mill grade as a result of improved dilution control and mine sequencing in Mariana Central and Eureka.

Production Costs

Production costs for the six months ended June 30, 2018 decreased by $70 million, or 7%, when compared to the same period in 2017 primarily due to the closure of Marlin in the second quarter of 2017 ($61 million), the divestiture of Los Filos in April 2017 ($39 million), the favourable impact of the weakening Argentine peso by 37% compared to the same period in 2017 at Cerro Negro which was not fully offset by inflation, and lower production costs at Peñasquito as a result of its cost optimization efforts, offset partially by an increase in production costs at Cerro Negro primarily due to an increase in royalties due to higher sales, and higher employee costs, and an increase in production costs at Éléonore associated with its ramp up.

Depreciation and Depletion

Six months ended June 30	2018 (1)	2017 (1)	Change
Depreciation and depletion (millions)	$507	$485	5%
Sales ounces (thousands)	923	1,036	(11)%
Depreciation and depletion per ounce	$549	$468	17%

(1)	Excludes attributable share of depreciation and depletion from the Company's associates.

Depreciation and depletion increased by $22 million, or 5%, due to an increase in depreciation and depletion per ounce, offset partially by a decrease in sales volumes.  The increase in depreciation and depletion per ounce was mainly due to a higher depletable cost base at Peñasquito in 2018.  The decrease in sales volumes was primarily due to the impacts of the sale of Los Filos in April 2017, the closure of Marlin in the second quarter of 2017, and lower sales volumes at Peñasquito, offset partially by higher sales volumes at Éléonore and Cerro Negro.

Share of Net Earnings Related to Associates and Joint Venture

Six months ended June 30	2018	2017	Change
Pueblo Viejo	$20	$67	(70)%
Alumbrera	30	33	(9)%
NuevaUnión	(1)	1	(200)%
Leagold	(2)	—	—
Share of net earnings related to associates and joint venture	$47	$101	(53)%

GOLDCORP  |   14

(in United States dollars, tabular amounts in millions, except where noted)

The Company’s share of net earnings related to associates and joint venture decreased by $54 million in the six months ended June 30, 2018 compared to the same period in 2017 primarily due to a $47 million decrease in net earnings from Pueblo Viejo. The decrease in net earnings from Pueblo Viejo was driven by lower revenues, an increase in tax expense arising from the settlement of a Dominican Republic tax audit, higher production costs due to the impact of higher fuel, power and maintenance costs and higher depreciation and depletion due to the impact of the reversal of the previously recognized impairment in the fourth quarter of 2017.

The Company’s share of net earnings related to Alumbrera in both the six months ended June 30, 2018 and 2017 related to a reduction in the Company's provision to fund its share of Alumbrera’s reclamation costs.  The reduction in the six months ended June 30, 2018 reduced the provision to nil and was the result of improved operating cashflows associated with a 10-year extension of Alumbrera’s mine life which was approved in April 2018.  The Company discontinued recognizing its share of earnings of Alumbrera effective January 1, 2016 but as of May 1, 2018 commenced recognizing its share of earnings for Alumbrera as the total cumulative losses of Alumbrera had been reversed.

Other Expense/Income

Other expense of $3 million for the six months ended June 30, 2018 was comprised primarily of $20 million of foreign exchange losses arising primarily on value added tax receivables denominated in Argentine and Mexican pesos, offset partially by interest income on loans held with Pueblo Viejo and a gain associated with the dilution of the Company’s investment in Leagold to 12%.

Other income of $23 million for the six months ended June 30, 2017 was comprised primarily of interest income on loans held with Pueblo Viejo, foreign exchange gains arising primarily on value added tax receivables denominated in Mexican pesos and gains on dispositions of securities.

Income Tax Expense

The income tax expense of $160 million for the six months ended June 30, 2018 resulted in a 167% tax rate (six months ended June 30, 2017 - $105 million income tax recovery and a negative 53% tax rate) and was impacted primarily by currency translations.

The impact of changes in foreign exchange rates on deferred tax balances, current tax balances, intra-group financing arrangements, and tax rate differences resulted in a $135 million income tax expense for the three months ended June 30, 2018 (six months ended June 30, 2017 - $126 million income tax recovery).  Other items resulted in a $3 million income tax expense for the six months ended June 30, 2018 (six months ended June 30, 2017 - $18 million income tax recovery).

Effective tax rate

Earnings before income taxes of $96 million for the six months ended June 30, 2018 were impacted by the following items: $14 million of non-deductible share-based compensation expense (six months ended June 30, 2017 - $17 million); $47 million of after-tax income related to associates and joint venture (primarily Pueblo Viejo and Alumbrera) that are not subject to further income tax in the accounts of the Company (six months ended June 30, 2017 - $101 million); a $13 million gain on the dilution of the Leagold equity investment which is not subject to income tax (six months ended June 30, 2017 - $nil); and $20 million of non-cash foreign exchange losses which are not subject to income tax (six months ended June 30, 2017 - $17 million of foreign exchange gains). Additionally, earnings before income taxes for the six months ended June 30, 2017 was impacted by a $6 million loss on disposition of mining interest and a net impairment reversal of $3 million.

After adjusting for the above-mentioned items, the effective income tax rate for six months ended June 30, 2018 was 31% (six months ended June 30, 2017 – 38%).

AISC

AISC(1) per ounce was $830 for the six months ended June 30, 2018, compared to $800 per ounce for the six months ended June 30, 2017. The increase in AISC per ounce was primarily due to lower gold sales ($103 per ounce) and lower by-product credits ($38 per ounce), offset partially by lower production costs ($113 per ounce). The decrease in gold sales was primarily due to lower sales at Peñasquito due to planned mine sequencing, and the impacts of the sale of Los Filos and closure of Marlin in the first half of 2017, offset partially by an increase in gold sales at Cerro Negro and Éléonore associated with their ramp-up. The decrease in production costs was primarily due to the sale of Los Filos and closure of Marlin in 2017 and the favourable impact of the weakening Argentine peso compared to the same period in 2017 at Cerro Negro which was not fully offset by inflation. The decrease in by-product credits was primarily due to lower by-product sales for all metals, including the impact of the closure of Marlin, and lower copper volumes from Alumbrera, offset partially by 16% increase in the average realized price of zinc.

GOLDCORP  |   15

(in United States dollars, tabular amounts in millions, except where noted)

(1)	AISC per ounce is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 33 - 41 of this report.

GOLDCORP  |   16

(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL POSITION AND LIQUIDITY

The following table summarizes Goldcorp's cash flow activity:

	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017
Cash flow
From continuing operations provided by operating activities	$158	$158	$429	$385
From continuing operations used in investing activities	(286)	(256)	(554)	(503)
From continuing operations provided by (used in) financing activities	123	(33)	57	21
Increase (decrease) in cash and cash equivalents	(5)	(131)	(68)	(97)
Cash and cash equivalents, beginning of period	123	169	186	157
Increase in cash and cash equivalents reclassified as held for sale	—	42	—	20
Cash and cash equivalents, end of period	$118	$80	$118	$80

Cash flow provided by operating activities for the three months ended June 30, 2018 was consistent with the same period in the prior year due to higher average realized prices of gold and zinc of 3% and 16%, respectively, offset partially by a decrease in earnings from mine operations, primarily due to decreases in sales volumes of gold, silver and zinc, and an increase in income taxes paid.

The increase in cash flow of $44 million provided from operating activities in the six months ended June 30, 2018 compared to the same period in the prior year was primarily due to the impact of higher average realized metal prices and positive changes in other operating activities, offset partially by negative changes in working capital, predominately attributed to income taxes payable.

The increase in cash flow used in investing activities for the three and six months ended June 30, 2018 compared to the same periods in 2017 was due mainly to an increase in expenditures on mining interests of $85 million and $172 million, respectively, and net proceeds received in 2017 on the sale of Los Filos and Cerro Blanco, offset partially by cash used in connection with the acquisition of the Cerro Casale project in 2017.

Expenditures on mining interests (including deposits on mining interest expenditures) were as follows:

	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017
Éléonore	$14	$29	$31	$58
Musselwhite	18	14	42	25
Porcupine	33	36	61	50
Red Lake	20	20	41	37
Peñasquito	150	80	279	153
Cerro Negro	23	22	42	38
Other	48	20	77	40
Total	$306	$221	$573	$401

The increase in expenditures on mining interests during the three and six months ended June 30, 2018 compared to the same periods in the prior year was due primarily to an increase in expansionary capital of $89 million and $178 million, respectively, related primarily to the construction of the PLP at Peñasquito.

Cash flow provided by financing activities for the three months ended June 30, 2018 increased as compared to the same period in 2017 primarily due to a net credit facility draw down of an aggregate $140 million as compared to a net credit facility repayment of $16 million in the same period in 2017.  Cash flow provided by financing activities for the six months ended June 30, 2018 increased as compared to the same period in 2017 primarily due to a net credit facility draw down of an aggregate $190 million as compared to a net credit facility draw down of $54 million in the same period in 2017.

On March 14, 2018, the Company entered into three one-year non-revolving term loan agreements, totaling $400 million. The term loans bear interest at LIBOR plus 0.65%, reset monthly, and are repayable before March 14, 2019 without penalty. The proceeds from the term loans were used to repay the $500 million note that was due on March 15, 2018.

GOLDCORP  |   17

(in United States dollars, tabular amounts in millions, except where noted)

On June 29, 2018, the Company completed the extension of its $3.0 billion credit facility term by one year to June 30, 2023. The unsecured, floating rate facility bears interest at LIBOR plus 140 basis points when drawn and 20 basis points on the undrawn amount, based on Goldcorp’s current bond ratings, and is intended to be used for liquidity and general corporate purposes.

At June 30, 2018, the Company's net debt and adjusted net debt(1) was $2.4 billion and $2.3 billion, respectively. At June 30, 2018, excluding cash and cash equivalents held at associates of $111 million, the Company had $3.0 billion of available liquidity, comprised of $0.2 billion of cash and cash equivalents and short-term investments, and $2.8 billion available on its $3.0 billion credit facility.

The Company may from time to time seek to retire or repurchase its outstanding debt in open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend upon prevailing market conditions, the Company's liquidity requirements, contractual restrictions and other factors. The amount of debt retired or repurchased may be material.

(1)

The Company has presented the non-GAAP performance measures on an attributable (or Goldcorp's share) basis. Adjusted net debt is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information, please see pages 33 - 41 of this report.

Outstanding Share Data

As at July 25, 2018, there were 869 million common shares of the Company issued and outstanding and 5 million stock options outstanding, which are exercisable into common shares at exercise prices ranging between C$20.27 per share to C$31.03 per share, and 3 million restricted share units outstanding.

GUIDANCE (1)

Goldcorp expects to produce 2.5 million ounces (+/- 5%) of gold and AISC are expected to be $800 per ounce (+/- 5%) in 2018, consistent with previous 2018 guidance.  With the dilution of Goldcorp’s interest in Leagold and cessation of operations at Alumbrera beginning in the third quarter, the Company will not report production from these “other mines” for the remainder of 2018.

The Company’s 20/20/20 plan remains unchanged. As previously guided, gold production is expected to increase 20% to 3.0 million ounces by 2021 compared to baseline production of 2.5 million ounces in 2017. AISC are expected to decrease by 20% to approximately $700 per ounce over the same period driven by the ongoing focus on cost efficiencies and productivity improvements. Gold mineral reserves are expected to increase by 20% to 60 million ounces by 2021 supported by the exploration potential and ongoing programs across the Company's operating assets, joint ventures and projects.

Complete production and cost guidance to 2021 is provided below.

Production (+/- 5%) (2)	Units	2018E	2019E	2020E	2021E
Gold Production	Moz	2.5	2.7	3.0	3.0
Silver Production	Moz	30	50	40	35
Zinc Production	Mlbs	300	425	450	400
Lead Production	Mlbs	160	300	250	150

Costs (+/- 5%) (2, 3)	Units	2018E	2019E	2020E	2021E
AISC (4)	$/oz	800	750	700	700
By-product Cash Costs	$/oz	450	400	400	400

Capital Expenditures (+/- 5%)	Units	2018E	2019E	2020E	2021E
Sustaining Capital (2, 5)	$M	550	575	575	575
Expansionary Capital (2, 5)	$M	750	250	300	300

Other 2018 Estimates	2018E
Corporate Administration ($M) (including non-cash stock compensation of $40M)	$140
Exploration ($M) (2, 6)	$125
Depreciation and depletion ($/oz) (2)	$485
Tax rate (2)	40 - 45%

(1)

Guidance projections (“Guidance”) are considered “forward-looking statements” and represent management’s good faith estimates or expectations of future production results as of the date hereof. Guidance is based upon certain assumptions, including, but not limited to, metal prices, fuel prices, certain exchange rates and other assumptions. Such assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently,

GOLDCORP  |   18

(in United States dollars, tabular amounts in millions, except where noted)

Guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon Guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. See the "Cautionary Statement Regarding Forward-Looking Statements".

(2)

The Company has presented the non-GAAP performance measures on an attributable (or Goldcorp's share) basis. AISC per ounce and cash costs: by-product are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see pages 33 - 41 of this report.

(3)	The assumptions below were used to forecast total cash costs:

	2018 - 2019	2020 - 2021
Gold (oz)	$1,300	$1,300
Silver (oz)	$19.00	$18.00
Copper (lb)	$2.75	$3.00
Zinc (lb)	$1.30	$1.15
Lead (lb)	$1.10	$1.00
Foreign exchange (respectively to the US$)
Canadian dollar	$1.25	$1.25
Mexican peso	19.00	19.00

(4)

The Company’s projected AISC are not based on GAAP total production cash costs, which forms the basis of the Company’s cash costs: by-product. The projected range of AISC is anticipated to be adjusted to include sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs and reclamation cost accretion and amortization and exclude the effects of expansionary capital and non-sustaining expenditures. Projected GAAP total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion and amortization. Due to the uncertainty of the likelihood, amount and timing of any such items, the Company does not have information available to provide a quantitative reconciliation of projected AISC to a total production cash costs projection.

(5)

Excludes capitalized exploration costs (see footnote 6). Expansionary capital includes capital costs for those projects which are in execution and/or have an approved feasibility study. Projects without an approved feasibility study only include capital costs to the next stage gate.

(6)

Approximately 40% of exploration spending is expected to be expensed and approximately 60% is expected to be capitalized. Approximately 50% of exploration spending considered sustaining and approximately 50% is considered expansionary.

GOLDCORP  |   19

(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW

The Company’s principal producing mining properties are comprised of the Éléonore, Musselwhite, Porcupine and Red Lake mines in Canada; the Peñasquito mine in Mexico; the Cerro Negro mine in Argentina; and the Pueblo Viejo mine (40.0% interest) in the Dominican Republic.

Operating results of operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. The Company considers each individual operating mine as an operating segment for financial reporting purposes except for Alumbrera and Leagold. Alumbrera and Leagold are not considered to be reportable operating segments as their financial results do not meet the quantitative threshold required for segment disclosure purposes. As a result, Alumbrera and Leagold are included in Other. The operating results presented below include the results of Leagold up to May 24, 2018, the date on which the Company ceased to have significant influence over Leagold.

The Company’s 100% interest in the HG Young project is included in the Red Lake reporting operating segment while the Borden and Century projects are included in the Porcupine reportable operating segments. The Company's 50% interests in the NuevaUnión and Norte Abierto projects in Chile, and 100% interest in the Coffee project in the Yukon, are included in Other.

The Company’s principal product is gold bullion which is sold primarily in the London spot market. Concentrate produced at Peñasquito and Alumbrera, containing both gold and by-product metals, is sold to third party smelters and traders.

Segmented Financial and Operating Highlights

Three months ended June 30		Revenue ($ millions)	Gold produced (000's of ounces)	Gold sold (000's of ounces)	Total cash costs: by- product ($/oz) (1), (4)	AISC ($/oz) (3), (4)	Earnings (loss) from mine operations ($ millions)
Peñasquito	2018	286	73	80	(269)	490	35
	2017	335	123	133	26	328	95
Cerro Negro	2018	181	129	127	409	526	42
	2017	149	112	107	484	694	18
Pueblo Viejo (4)	2018	119	82	84	524	623	39
	2017	153	115	114	333	440	94
Red Lake	2018	64	62	50	937	1,232	4
	2017	74	58	58	828	1,120	3
Éléonore	2018	113	85	86	810	948	(1)
	2017	86	66	68	891	1,229	(7)
Porcupine	2018	81	64	62	795	1,012	6
	2017	76	60	60	777	1,052	1
Musselwhite	2018	68	50	52	758	955	16
	2017	69	57	55	658	826	23
Other mines (2)	2018	46	26	21	782	751	9
	2017	108	44	54	859	917	6
Other (3)	2018	—	—	—	—	85	(5)
	2017	—	—	—	—	68	(4)
Attributable segment total (4)	2018	958	571	562	527	850	145
	2017	1,050	635	649	510	800	229
Less associates and joint venture	2018	(165)	(108)	(105)	(578)	(650)	(50)
	2017	(228)	(144)	(152)	(478)	(574)	(102)
Total - Consolidated	2018	793	463	457	516	896	95
	2017	822	491	497	520	868	127

GOLDCORP  |   20

(in United States dollars, tabular amounts in millions, except where noted)

Six months ended June 30		Revenue ($ millions)	Gold produced (000's of ounces)	Gold sold (000's of ounces)	Total cash costs: by- product ($/oz) (1), (4)	AISC ($/oz) (3), (4)	Earnings (loss) from mine operations ($ millions)
Peñasquito	2018	615	171	170	(293)	299	103
	2017	691	260	271	56	360	186
Cerro Negro	2018	358	247	247	429	562	76
	2017	270	207	195	473	675	33
Pueblo Viejo (4)	2018	258	176	181	470	606	103
	2017	275	210	209	381	486	160
Red Lake	2018	145	122	111	918	1,180	9
	2017	140	107	112	844	1,134	1
Éléonore	2018	199	152	151	913	1,058	(16)
	2017	174	144	140	870	1,141	(12)
Porcupine	2018	174	132	132	749	951	21
	2017	152	121	122	810	1,031	(3)
Musselwhite	2018	148	109	112	682	854	48
	2017	138	111	111	686	848	42
Other mines (2)	2018	88	52	43	911	959	13
	2017	254	130	135	758	831	23
Other (3)	2018	—	—	—	—	86	(14)
	2017	—	—	—	—	66	(11)
Attributable segment total (4)	2018	1,985	1,161	1,147	519	830	343
	2017	2,094	1,290	1,295	525	800	419
Less associates and joint venture	2018	(346)	(228)	(224)	(556)	(675)	(117)
	2017	(390)	(257)	(259)	(460)	(564)	(176)
Total - Consolidated	2018	1,639	933	923	510	867	226
	2017	1,704	1,033	1,036	541	858	243

(1)

Total cash costs: by-product, per ounce, is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.17 per silver ounce (2017 – $4.13 per silver ounce) sold to Wheaton). If silver, copper, lead and zinc were treated as co-products, total cash costs for the three and six months ended June 30, 2018 would have been $700 and $699 per ounce of gold, respectively (three and six months ended June 30, 2017 – $644 and $672, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 33).

(2)

As described above, the Company's investments in Alumbrera and Leagold are included in 'Other' for segment reporting purposes. They have been disclosed separately in these tables, in 'Other mines', along with Los Filos up to the date of its disposal on April 7, 2017 and Marlin up to the date of its closure in the second quarter of 2017, to provide visibility into the impact of the Company's corporate administration expense on AISC.

(3)

For the purpose of calculating AISC, the Company includes corporate administration expense, capital expenditures incurred at the Company's regional and head corporate offices and regional office exploration expense as corporate AISC in the "Other" category. These costs are not allocated to the individual mine sites as the Company measures its operations' performance on AISC directly incurred at the mine site. AISC for Other was calculated using total corporate expenditures and the Company's total attributable gold sales ounces.

(4)

The Company has included certain non-GAAP performance measures including the Company’s share of the applicable production, sales and financial information of Pueblo Viejo, Alumbrera, Leagold and NuevaUnión throughout this document. Total cash costs: by-product and AISC are non-GAAP performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 33 - 41 of this report.

GOLDCORP  |   21

(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW

Peñasquito, Mexico (100%-owned)

	Three months ended June 30			Six months ended June 30
Operating Data	2018	2017	Change	2018	2017	Change
Tonnes of ore milled (thousands)	9,085	8,740	4%	18,044	18,250	(1)%
Mill head grade
Gold grade (grams/tonne)	0.42	0.73	(42)%	0.48	0.74	(35)%
Silver grade (grams/tonne)	20.70	22.03	(6)%	22.10	21.59	2%
Lead grade	0.19%	0.20%	(5)%	0.19%	0.21%	(10)%
Zinc grade	0.55%	0.64%	(14)%	0.59%	0.60%	(2)%
Mill Recovery Rate
Gold recovery	64%	66%	(3)%	65%	66%	(2)%
Silver recovery	83%	81%	2%	84%	82%	2%
Lead recovery	74%	71%	4%	75%	74%	1%
Zinc recovery	83%	81%	2%	83%	81%	2%
Payable Metal Produced
Gold (thousands of ounces)	73	123	(41)%	171	260	(34)%
Silver (thousands of ounces)	4,450	5,331	(17)%	9,616	10,167	(5)%
Lead (thousands of pounds)	26,800	26,100	3%	53,800	58,500	(8)%
Zinc (thousands of pounds)	77,500	84,100	(8)%	166,200	164,800	1%
Payable Metal Sold
Gold (thousands of ounces)	80	133	(40)%	170	271	(37)%
Silver (thousands of ounces)	4,946	5,676	(13)%	9,889	10,501	(6)%
Lead (thousands of pounds)	26,600	27,300	(3)%	52,600	58,600	(10)%
Zinc (thousands of pounds)	73,700	85,700	(14)%	161,700	174,200	(7)%
Total Cash Costs: By-product (per ounce)	$(269)	$26	(1135)%	$(293)	$56	(623)%
Total Cash Costs: Co-product (per ounce)	$709	$601	18%	$708	$635	11%
AISC (per ounce)	$490	$328	49%	$299	$360	(17)%
Financial Data (in millions)
Revenues (1)	$286	$335	(15)%	$615	$691	(11)%
Production costs	$166	$173	(4)%	$347	$366	(5)%
Depreciation and depletion	$85	$67	27%	$165	$139	19%
Earnings from mine operations	$35	$95	(63)%	$103	$186	(45)%
Expenditures on mining interests (cash basis)	$151	$81	86%	$282	$156	81%
– Sustaining	$56	$37	51%	$92	$77	19%
– Expansionary	$95	$44	116%	190	$79	141%

(1)	Includes 25% of silver ounces sold to Wheaton at $4.17 per ounce (2017 – $4.13 ounce). The remaining 75% of silver ounces are sold at market rates.

GOLDCORP  |   22

(in United States dollars, tabular amounts in millions, except where noted)

Second Quarter Operating and Financial Highlights

Gold production for the three and six months ended June 30, 2018 was lower than the same periods in the prior year as a result of the planned transition from high-grade ore in Phase 5D at the bottom of the Peñasco pit, to lower grade ore from stockpiles and the remnants of Phase 5D. Production in Phase 5D was completed during the second quarter of 2018, and equipment was refocused on accelerating stripping activities in Phase 6D and in the Chile Colorado pit. With the commissioning schedule of the PLP accelerated into the third quarter of 2018, the production plan for the third quarter has been modified with lower than planned mill throughput and low mill head grades, exclusively from the surface stockpile, to accommodate the commissioning of a new major circuit, which is the preferred material to be processing during the commissioning phase where lower recoveries are expected.  A resequencing to higher grades and mill tonnage in the fourth quarter, subsequent to the commissioning, is expected to allow the mine to meet its full year gold production objectives. Mining activities will transition to the newly developed Chile Colorado pit in late 2018 and into the higher-grade ore in Phase 6D in 2019 in the Peñasco pit.

Tonnes processed for the three months ended June 30, 2018 were higher than the same period in the prior year due to the continued improvements to ore delivery and processing at the primary crusher and plant. Recoveries remained consistent despite lower mill head grades in this period.

Earnings from mine operations for the three and six months ended June 30, 2018 were lower than the same periods in the prior year primarily due to lower production volumes and higher depletion and depreciation, offset partially by higher metal prices. Production costs for the three and six months ended June 30, 2018 were lower compared to the same periods in the prior year due to continuing cost optimization efforts, despite the impact of market price increases for diesel and electricity. Depreciation and depletion increased due to a higher depletable cost base in 2018.

AISC per ounce for the three months ended June 30, 2018 was higher than the same period in the prior year due to lower gold sales volume and planned higher sustaining capital expenditures, offset partially by higher by-product metal credits and lower concentrate treatment and refining charges. AISC per ounce for the six months ended June 30, 2018 was lower than the same period in the prior year due to higher by-product metal credits and lower concentrate treatment and refining charges, offset partially by lower gold sales volume and higher sustaining capital expenditures. Higher sustaining capital expenditures in the three and six months ended June 30, 2018, were mainly as a result of the planned ramp up in the tailings dam raise and the purchase of large equipment components, expenditures associated with the tailings dam raise will continue for the remainder of 2018.

Expansionary capital relates to the PLP (see the Project Pipeline section below) and Chile Colorado pre-stripping, both of which are expected to be completed during the fourth quarter of 2018.

GOLDCORP  |   23

(in United States dollars, tabular amounts in millions, except where noted)

Cerro Negro, Argentina (100%-owned)

	Three months ended June 30			Six months ended June 30
Operating Data	2018	2017	Change	2018	2017	Change
Tonnes of ore milled (thousands)	273	268	2%	516	507	2%
Mill Gold grade (grams/tonne)	15.80	13.42	18%	15.11	13.04	16%
Mill Silver grade (grams/tonne)	153.64	119.60	28%	147.83	113.42	30%
Gold recovery rate	96%	96%	— %	96%	96%	— %
Silver recovery rate	85%	85%	— %	86%	87%	(1)%
Gold Produced (thousands of ounces)	129	112	15%	247	207	19%
Silver Produced (thousands of ounces)	1,098	883	24%	2,168	1,589	36%
Gold Sold (thousands of ounces)	127	107	19%	247	195	27%
Silver Sold (thousands of ounces)	1,079	815	32%	2,139	1,490	44%
Total Cash Costs: By-product (per ounce)	$409	$484	(15)%	$429	$473	(9)%
Total Cash Costs: Co-product (per ounce)	$485	$547	(11)%	$504	$539	(6)%
AISC (per ounce)	$526	$694	(24)%	$562	$675	(17)%
Financial Data (in millions)
Revenues	$181	$149	21%	$358	$270	33%
Production costs	$69	$67	3%	$141	$119	18%
Depreciation and depletion	$70	$64	9%	$141	$118	19%
Earnings from mine operations	$42	$18	133%	$76	$33	130%
Expenditures on mining interests (cash basis)	$23	$22	5%	$42	$38	11%
– Sustaining	$13	$20	(35)%	$30	$34	(12)%
– Expansionary	$10	$2	400%	$12	$4	200%

Second Quarter Operating and Financial Highlights

Gold production for the three and six months ended June 30, 2018 was higher than the same periods in the prior year mainly due to higher mill grade as a result of improved dilution control and mine sequencing in Mariana Central and Eureka.

Cerro Negro´s productivity improvement plan has resulted in a 20% higher development rates compared to the first quarter of 2018, positioning the mine for increased production rates in future periods.

Development work at Mariana Norte continued during the second quarter of 2018, with ramp breakthrough expected at the end of July 2018. Development of the Emilia vein will continue throughout 2018. Both development projects will commence production in 2019, supplementing Eureka production, which is expected to decline in 2019. The mine expects to achieve nominal run rates of 4,000 tonnes per day to the mill by the end of 2018. The concept work to define optimization options for the mine continues on schedule while various combinations of mine and mill expansion are undergoing trade-off studies with grade optimization scenarios.

Earnings from mine operations for the three and six months ended June 30, 2018 were higher than the same periods in the prior year due to higher metal sales and realized metal prices, offset partially by higher depreciation and depletion. Production costs for the three and six months ended June 30, 2018 were higher than the same periods in the prior year due to higher production volumes, higher royalties due to higher sales, and higher employee costs.

AISC per ounce for the three and six months ended June 30, 2018 was lower than the same periods in the prior year due to higher gold sales and lower sustaining capital expenditures, offset partially by higher production costs.

GOLDCORP  |   24

(in United States dollars, tabular amounts in millions, except where noted)

Pueblo Viejo, Dominican Republic (40%-owned)

(tabular amounts below represent Goldcorp's proportionate 40% share)

	Three months ended June 30			Six months ended June 30
Operating Data	2018	2017	Change	2018	2017	Change
Tonnes of ore milled (thousands)	781	837	(7)%	1,639	1,567	5%
Mill head grade (grams/tonne)	3.60	4.53	(21)%	3.68	4.52	(19)%
Recovery rate	91%	94%	(3)%	91%	92%	(1)%
Gold Produced (thousands of ounces)	82	115	(29)%	176	210	(16)%
Gold Sold (thousands of ounces)	84	114	(26)%	181	209	(13)%
Total Cash Costs: By-product (per ounce)	$524	$333	57%	$470	$381	23%
Total Cash Costs: Co-product (per ounce)	$584	$391	49%	$530	$424	25%
AISC (per ounce)	$623	$440	42%	$606	$486	25%
Financial Data (in millions) (1)
Revenues	$119	$153	(22)%	$258	$275	(6)%
Production costs	$53	$48	10%	$104	$95	9%
Depreciation and depletion	$27	$11	145%	$51	$20	155%
Earnings from mine operations	$39	$94	(59)%	$103	$160	(36)%
Expenditures on mining interests (cash basis)	$7	$10	(30)%	$22	$19	16%
– Sustaining	$7	$10	(30)%	$22	$19	16%
– Expansionary	$—	$—	n/a	$—	$—	n/a

(1)

The Company’s 40% interest in Pueblo Viejo is classified as an investment in associate and is accounted for using the equity method with the Company’s share of net earnings and net assets separately disclosed in the Consolidated Statements of Earnings and Consolidated Balance Sheets, respectively. The financial data disclosed in the table represents the financial data of Pueblo Viejo on a proportionate rather than equity basis. For the three and six months ended June 30, 2018, the Company's equity earnings from Pueblo Viejo were $11 million and $20 million, respectively (three and six months ended June 30, 2017 – equity earnings of $40 million and $67 million, respectively).

Second Quarter Operating and Financial Highlights

Gold production for the three and six months ended June 30, 2018 was lower than the same periods in the prior year primarily due to lower head grades and lower recovery rates. The decrease in head grade was attributable to the expected decline in pit ore grades for these periods and delays in transitioning to higher grade ore benches in Moore pit Phases 5 and 6, which is expected to improve head grade for the second half of 2018. Tonnes milled decreased for the three months ended June 30, 2018 compared with the same period in the prior year, primarily due to the impact of the SAG mill reline, an autoclave shutdown that was deferred from the first quarter of 2018, and unplanned conveyor repairs. Lower gold recovery than planned, resulted from increased processing of lower grade materials and carbonaceous ore during April and June.

Earnings from mine operations for the three and six months ended June 30, 2018 were lower than the same periods in the prior year primarily due to lower revenues, higher production costs and higher depreciation and depletion costs. Production costs for the three and six months ended June 30, 2018 were higher than the same periods in the prior year primarily due to the impact of higher fuel, power, and maintenance costs. Higher depreciation and depletion costs were a result of the reversal of the previously recorded impairment at the end of 2017.

AISC per ounce for the three months ended June 30, 2018 was higher than the same period in the prior year primarily due to lower gold sales volume, higher production costs, offset partially by lower sustaining capital expenditures.

AISC per ounce for the six months ended June 30, 2018 was higher than the same period in the prior year primarily due to lower gold sales volume, higher production costs, and higher sustaining capital expenditures. Sustaining capital expenditures were higher due to higher capitalized stripping costs driven by the start of Moore phases 5 and 6, and higher expenditures on tailings facilities construction.

GOLDCORP  |   25

(in United States dollars, tabular amounts in millions, except where noted)

Red Lake, Canada (100%-owned)

	Three months ended June 30			Six months ended June 30
Operating Data	2018	2017	Change	2018	2017	Change
Tonnes of ore milled (thousands)	192	149	29%	373	260	43%
Mill head grade (grams/tonne)	9.17	12.75	(28)%	9.64	13.41	(28)%
Recovery rate	94%	95%	(1)%	94%	95%	(1)%
Gold Produced (thousands of ounces)	62	58	7%	122	107	14%
Gold Sold (thousands of ounces)	50	58	(14)%	111	112	(1)%
Total Cash Costs: By-product (per ounce)	$937	$828	13%	$918	$844	9%
AISC (per ounce)	$1,232	$1,120	10%	$1,180	$1,134	4%
Financial Data (in millions)
Revenues	$64	$74	(14)%	$145	$140	4%
Production costs	$46	$48	(4)%	$101	$95	6%
Depreciation and depletion	$14	$23	(39)%	$35	$44	(20)%
Earnings (loss) from mine operations	$4	$3	33%	$9	$1	800%
Expenditures on mining interests (cash basis)	$20	$20	— %	$41	$37	11%
– Sustaining	$14	$16	(13)%	$27	$30	(10)%
– Expansionary	$6	$4	50%	$14	$7	100%

Second Quarter Operating and Financial Highlights

Gold production for the three and six months ended June 30, 2018 was higher than the same periods in the prior year due to higher tonnes despite lower grades, as Red Lake continued its planned transition to a bulk mining operation.  With the increased use of bulk mining methods, the milling rate increased 29% and 43%, respectively, in the three and six months ended June 30, 2018, as compared to the same periods in the prior year. Red Lake is expected to continue to deliver higher tonnes in the second half of the year as compared to 2017, as well as realizing the benefits of investments in cost reduction and productivity initiatives during the first half of 2018.

Earnings from mine operations for the three and six months ended June 30, 2018 were higher than same periods in the prior year as a result of higher realized gold price and lower depreciation and depletion costs, resulting from a lower depletable base.

AISC per ounce for the three and six months ended June 30, 2018 was higher than the same periods in the prior year as a result of lower gold sales, offset partially by a reduction in sustaining capital expenditures.

GOLDCORP  |   26

(in United States dollars, tabular amounts in millions, except where noted)

Éléonore, Canada (100%-owned)

	Three months ended June 30			Six months ended June 30
Operating Data	2018	2017	Change	2018	2017	Change
Tonnes of ore milled (thousands)	452	432	5%	874	911	(4)%
Mill head grade (grams/tonne)	6.33	5.15	23%	5.87	5.26	12%
Recovery rate	92%	91%	1%	91%	91%	— %
Gold Produced (thousands of ounces)	85	66	29%	152	144	6%
Gold Sold (thousands of ounces)	86	68	26%	151	140	8%
Total Cash Costs: By-product (per ounce)	$810	$891	(9)%	$913	$870	5%
AISC (per ounce)	$948	$1,229	(23)%	$1,058	$1,141	(7)%
Financial Data (in millions)
Revenues	$113	$86	31%	$199	$174	14%
Production costs	$71	$61	16%	$138	$122	13%
Depreciation and depletion	$43	$32	34%	$77	$64	20%
Loss from mine operations	$(1)	$(7)	86%	$(16)	$(12)	(33)%
Expenditures on mining interests (cash basis)	$15	$29	(48)%	$32	$58	(45)%
– Sustaining	$11	$22	(50)%	$20	$36	(44)%
– Expansionary	$4	$7	(43)%	$12	$22	(45)%

Second Quarter Operating and Financial Highlights

As planned, gold production for the three and six months ended June 30, 2018 was higher than the same periods in the prior year, reflecting the commencement of production and ongoing ramp up and contribution of higher grade ore from Horizon 5 during the second quarter of 2018. The ramp up at Éléonore led to an increase in tonnes milled of 5% for the three months ended June 30, 2018 compared to the second quarter of 2017 and an increase of 7% in tonnes milled for the three months ended June 30, 2018 compared to the first quarter of 2018, despite four days of production being lost due to a planned government inspection and maintenance of the main power line servicing the mine. Éléonore's tonnes milled were planned to be lower in the first half of 2018 and are expected increase in the second half of the year as part of the mine sequence and ramp up process.

During the month of May 2018, Éléonore began active mining on Horizon 5, opening new mining fronts and providing greater flexibility for the mine. The additional mining fronts allowed Éléonore to process an average of 5,600 tonnes of ore production per day over May and June, which is expected to reach an average over 6,000 tonnes per day in the second half of the year. The mine is expected to exit 2018 at a sustained annual gold production rate of 400,000 ounces per annum.

The loss from mine operations for the three months ended June 30, 2018 was lower than the same period in the prior year due to higher gold sales, offsetting increased production costs and higher depreciation and depletion. The loss from mine operations for the six months ended June 30, 2018 was higher than the comparative period due to higher production costs and depreciation and depletion, offset partially by higher gold sales. With the completion of the ramp in the first quarter of 2018 and the beginning of active mining on Horizon 5 in the second quarter of 2018, the increased flexibility is expected to allow the mine to more efficiently distribute resources, contributing to a decrease in mining costs.

AISC per ounce for the three and six months ended June 30, 2018 was lower than the same period in the prior year primarily due to higher gold sales and lower sustaining capital expenditures, offset partially by increased production costs, the latter driven by increased tonnes and commencement of production on Horizon 5. Sustaining capital expenditures were lower due to timing of underground projects, and lower sustaining capital development due to improved mine sequencing compared to the second quarter of 2017. The Company expects AISC per ounce to continue to decrease in 2018 as Éléonore continues ramp up.

Expansionary capital expenditures continued to decrease with the completion of the majority of the infrastructure required to support the designed throughput.

GOLDCORP  |   27

(in United States dollars, tabular amounts in millions, except where noted)

Porcupine, Canada (100%-owned)

	Three months ended June 30			Six months ended June 30
Operating Data	2018	2017	Change	2018	2017	Change
Tonnes of ore milled (thousands)	892	688	30%	1,735	1,454	19%
Mill head grade (grams/tonne)	2.31	2.96	(22)%	2.49	2.80	(11)%
Recovery rate	92%	93%	(1)%	92%	92%	— %
Gold Produced (thousands of ounces)	64	60	7%	132	121	9%
Gold Sold (thousands of ounces)	62	60	3%	132	122	8%
Total Cash Costs: By-product (per ounce)	$795	$777	2%	$749	$810	(8)%
AISC (per ounce)	$1,012	$1,052	(4)%	$951	$1,031	(8)%
Financial Data (in millions)
Revenues	$81	$76	7%	$174	$152	14%
Production costs	$50	$48	4%	$99	$101	(2)%
Depreciation and depletion	$25	$27	(7)%	$54	$54	— %
Earnings (loss) from mine operations	$6	$1	500%	$21	$(3)	800%
Expenditures on mining interests (cash basis)	$33	$36	(8)%	$61	$50	22%
– Sustaining	$10	$14	(29)%	$20	$21	(5)%
– Expansionary	$23	$22	5%	$41	$29	41%

Second Quarter Operating and Financial Highlights

Gold production for the three and six months ended June 30, 2018 was higher than the same periods in the prior year as higher tonnes from both the Hoyle underground and Hollinger open pit offset the loss of higher grade material from the Dome underground, which closed on December 31, 2017. Mine optimization at Hoyle continues to focus on improving development, dilution control, and material movements to further increase mining rates.

Earnings from mine operations for the three and six months ended June 30, 2018 were higher than the same periods in the prior year as a result of higher gold sales and a higher realized gold price, while maintaining consistent production costs.

AISC per ounce for the three and six months ended June 30, 2018 was lower than the same period in the prior year primarily due to higher production and lower sustaining capital expenditures.

Expansionary capital relates to the commissioning and optimization of the Waste to Ore demonstration plant, the development and construction activities at the Borden and study costs at the Century project (see the Project Pipeline section below).

GOLDCORP  |   28

(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite, Canada (100%-owned)

	Three months ended June 30			Six months ended June 30
Operating Data	2018	2017	Change	2018	2017	Change
Tonnes of ore milled (thousands)	263	277	(5)%	547	581	(6)%
Average mill head grade (grams/tonne)	6.04	6.52	(7)%	6.43	6.10	5%
Average recovery rate	96%	96%	— %	96%	96%	— %
Gold Produced (thousands of ounces)	50	57	(12)%	109	111	(2)%
Gold Sold (thousands of ounces)	52	55	(5)%	112	111	1%
Total Cash Costs: By-product (per ounce)	$758	$658	15%	$682	$686	(1)%
AISC (per ounce)	$955	$826	16%	$854	$848	1%
Financial Data (in millions)
Revenues	$68	$69	(1)%	$148	$138	7%
Production costs	$39	$36	8%	$76	$76	— %
Depreciation and depletion	$13	$10	30%	$24	$20	20%
Earnings from mine operations	$16	$23	(30)%	$48	$42	14%
Expenditures on mining interests (cash basis)	$18	$14	29%	$42	$25	68%
– Sustaining	$8	$7	14%	$16	$14	14%
– Expansionary	$10	$7	43%	$26	$11	136%

Second Quarter Operating and Financial Highlights

Gold production for the three and six months ended June 30, 2018 was lower than the same periods in the prior year primarily due to lower tonnes milled, offset partially by higher grades for the six months ended June 30, 2018. The mine sequence had planned for higher grade ore during the first quarter of 2018, with lower grade expected during the second quarter of 2018. The mine is focused on increasing development rates, which were 25% higher in May and June 2018 compared to previous months in 2018, and is expected to open additional mining fronts allowing Musselwhite to meet higher production rates once the Materials Handling project is commissioned, scheduled for the first quarter of 2019.

The increase in development is expected to positively impact mine sequence for the second half of 2018, as the mine is expected to move approximately 12% more total tonnes compared to the first half of 2018. Initiatives currently being implemented focus on opening new mining fronts near existing infrastructure.

Earnings from mine operations for the three months ended June 30, 2018 were lower than the same period in the prior year, primarily due to higher production costs related to increased development rates during May and June to meet expected higher production rates once the Materials Handling project is commissioned. Earnings from mine operations for the six months ended June 30, 2018 were higher than the same period in the prior year, primarily due to a higher realized gold price, offset partially by increased depreciation and depletion.

AISC per ounce for the three months ended June 30, 2018 was higher than the same period in the prior year due to lower gold sales, higher production costs, and higher sustaining capital expenditures. AISC per ounce for the six months ended June 30, 2018 was relatively consistent with the same period in the prior year.

Expansionary capital relates to construction of the Materials Handling project (see the Project Pipeline section below).

GOLDCORP  |   29

(in United States dollars, tabular amounts in millions, except where noted)

PROJECT PIPELINE

The current anticipated milestones for 2018 through 2021 for the Company's numerous projects are outlined below:

Expenditures relating to projects for the three and six months ended June 30, 2018 and 2017 were as follows (in millions):

	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017
Peñasquito	$95	$43	$190	$77
Musselwhite	10	7	26	11
Porcupine	23	26	41	33
Red Lake	10	4	20	8
Eleonore	4	7	12	22
Cerro Negro	16	2	23	4
Other	48	17	72	25
Total	$206	$106	$384	$180

Of the $206 million and $384 million of project expenditures for the three and six months ended June 30, 2018 (2017- $106 million and $180 million for the three and six months ended June 30, 2017), $191 million and $359 million ($100 million and $173 million for the three and six months ended June 30, 2017) were included in expenditures on mining interests as expansionary capital. Certain Peñasquito, Cerro Negro, and Red Lake costs have been expensed as non-sustaining project and exploration costs.

Peñasquito: Pyrite Leach Project

At the end of the second quarter of 2018, the PLP construction was 98% complete, pre-commissioning activities were 45% complete, and water testing was ongoing on an area and systems basis. All electrical rooms and the majority of plant equipment was energized and undergoing testing. Commissioning will begin during the third quarter of 2018, with first gold expected in the fourth quarter of 2018, two quarters ahead of schedule.

The Carbon Pre-flotation component of the PLP will allow Peñasquito to process ore which was previously considered uneconomic, including significant amounts already in stockpiles. During the second quarter of 2018, construction was completed under budget and the project was assigned to the operations team in May 2018.

GOLDCORP  |   30

(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite: Materials Handling Project

The MHP is advancing as planned and has achieved 76% overall project completion with detailed engineering completed. In the second quarter of 2018, major excavations and construction were completed, including the hoistroom, coarse ore bin and crusher room. In the first quarter of 2018, the project completed the longer of two 6 metre diameter raise-bore holes, which was 400 metres in height and is required for the shaft. The second raise-bore hole is 387 metres in height, of which approximately 200 metres has been completed. Capital costs of the project are tracking 10% below budget and commissioning is expected, as planned in the first quarter of 2019.

Porcupine: Century Project

In the second quarter of 2018, a series of trade-off studies were undertaken with a focus on evaluating the latest technologies to determine the single preferred option. The studies concluded on a 300 tonne and 150 tonne truck and shovel configuration for the Dome and Pamour pits, respectively, as well as a 50,000 tonne per day mill. Conclusions from the trade-off studies suggest there is approximately a 15% improvement in operating costs compared to the base case pre-feasibility study. The single preferred option has been selected and a series of optimizations in the areas of ore sorting and autonomous haulage are underway to add further value to the project. The optimized pre-feasibility study is expected to be completed in the fourth quarter of 2018.

Porcupine: Borden Project

Ramp development reached 1,523 metres, on schedule, with a corresponding depth of 260 metres. Development on levels 225 and 240, the area of the bulk sample, commenced and bulk sample extraction will begin in August 2018. Critical mine development to support production mining will be conducted throughout the second half of 2018. The mine is scheduled to begin commercial production in the second half of 2019 and is expected to comprise approximately one-third of Porcupine's production in 2020.

In the second quarter of 2018, Borden executed an Impacts and Benefits Agreement with three First Nation communities, Brunswick House First Nation, Chapleau Cree First Nation, and Chapleau Ojibwe First Nation.

Coffee Project

Goldcorp submitted the project proposal to the Yukon’s Environmental and Socio-economic Assessment Board (the “YESAB”) on December 6, 2017. The First Nations of Na-Cho Nyak Dun and Tr’ondëk Hwëch’in both submitted letters to YESAB indicating that they have been adequately consulted per the YESAB Adequacy Review requirements. In June 2018, Goldcorp responded to the second round of clarification questions of the YESAB adequacy process and plans to advance the process throughout the year.

On April 30, 2018 Goldcorp signed a collaboration agreement with Tr’ondëk Hwëch’in, whose Traditional Territory covers 100% of the project footprint.

Engineering on the project continued to advance with 19% of engineering completed, with the target of being 90% complete by the time the final regulatory approval is received.

Red Lake: HG Young Project

The HG Young project continued to advance with development on 14 level complete, rehabilitation on 21 level complete, and ongoing drilling for the project. Work continued on the concept study and, assuming a positive outcome, the Company expects to commence the development of the preferred material handling system to facilitate production. An initial Mineral Reserve statement and a starter mine plan are expected by late 2019.

Norte Abierto Project

Since the acquisition in mid-2017, a dedicated project team has been established in Santiago and Copiapo and work has commenced on key areas including geology studies, community relations, and environmental monitoring. A key milestone for the project was reached on December 29, 2017 when a three-year voluntary agreement was signed with a local community which enables site access, drilling, and baseline studies on all concessions owned by the project.

In 2018, the project continues to progress through the initial stage of planned studies with key focus areas including:

•	Stakeholder engagement including communities, local and federal authorities and agencies, and commercial partners;
•	Geological review and geologic models update for both Cerro Casale and Caspiche with targeted completion in the third quarter of 2018;

GOLDCORP  |   31

(in United States dollars, tabular amounts in millions, except where noted)

•	Drilling campaign including infill, definition, geotechnical and metallurgical drilling for Cerro Casale and Caspiche, with approximately 20,300 metres completed in the first half of 2018;
•	Initial district exploration program completed with priority satellite targets drill tested, approximately 4,400 metres completed in the first half of 2018; and

•Trade-off engineering studies of key value drivers including mining, metallurgy, water, power, and tailings.

Trade-off studies for the single preferred option are expected to be completed by the fourth quarter of 2019 and the pre-feasibility study is expected to be completed by the first quarter of 2020.

NuevaUnión Project

In the second quarter of 2018, the project commenced the evaluation and optimization of numerous opportunities to improve project economics identified in the pre-feasibility study (“PFS”), with a feasibility study expected to commence in the third quarter of 2018. In the first quarter of 2018, the PFS on the project was completed which incorporates key design changes to improve project economics and responses to community and Indigenous peoples input.

The PFS confirms the synergies expected through combining Teck and Goldcorp’s previously separate Relincho and La Fortuna projects and the benefits of ongoing early engagement with communities and Indigenous peoples, including:

•	Long life asset that can operate through multiple price cycles;
•	Phased development approach that reduces initial capital investment and execution risk;
•	Low cash costs in the first phases of development;
•	Extended mine life from 32 to 36 years, not including 205 million tonnes of Inferred Mineral Resources contained within the current pit designs;
•	Reduced environmental footprint, infrastructure requirements and energy and water use;
•	The use of desalinated water during operations, to minimize the use of freshwater resources;
•	Relocation of the tailings facility from the agriculturally important Huasco River watershed to the Relincho site; and
•	Significant further resource expansion potential and project optimization opportunities.

The PFS design covers a processing plant, tailings management facilities and ancillary facilities at the Relincho site and a conveyor system to transport ore from the La Fortuna mine to the plant site at Relincho. It also includes power transmission lines and substations, a desalination plant, concentrate filtration plant, port and marine structures on the coast and both desalinated water and concentrate pipeline and pumping systems between the coast and the plant site.

The project is a long-life development opportunity. Numerous opportunities to improve project economics were identified in the PFS, some of which are included in the current project design, such as the use of High Pressure Grinding Rolls in the comminution circuit. Evaluation and optimization of these opportunities will continue in a value creation phase before starting feasibility level engineering in the third quarter of 2018. Project economics will be released with the completion of the feasibility study expected during the second half of 2019.

Social and environmental baseline work is ongoing, and a potential Environmental Impact Assessment permit application could be submitted during the feasibility study phase which is expected to last approximately twelve months.

Alumbrera

The Alumbrera open pit is scheduled to cease mining operations at the end of July 2018. During the second quarter of 2018, an underground extension at the Alumbrera mine was approved. Expected to commence operations in late 2019, sub-level caving methodology and an electric Rail-Veyor haulage system will be utilized to transport material to the existing infrastructure, with the processing plant expected to process 20,000 tonnes per day over an expected 10-year mine life. The project is expected to be fully funded through Alumbrera’s operating cash flows.

Due to the approval of the underground mine extension and the resulting improved cashflows from Alumbrera, the remaining $30 million provision, which the Company had previously recognized in respect of the Company’s obligation to fund its 37.5% share of Alumbrera’s reclamation closure costs, was reduced to nil, resulting in a $30 million credit to net earnings.

GOLDCORP  |   32

(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by the Company to measure its operating and economic performance internally and to assist in business decision-making as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate the Company’s operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company’s primary business is gold production and its future development and current operations focus are on maximizing returns from gold production, with other metal production being incidental to the gold production process. As a result, where applicable, the Company's non-GAAP performance measures are disclosed on a per gold ounce basis.

The Company calculates its non-GAAP performance measures on an attributable basis. Attributable performance measures include the Company’s mining operations and projects, and the Company’s share of Pueblo Viejo, Alumbrera, and NuevaUnión.  Attributable performance measures also included Leagold up to May 24, 2018, the date on which the Company ceased to have significant influence over Leagold. The inclusion of NuevaUnión in the Company's non-GAAP performance measures primarily impacts the Company's adjusted operating cash flow metric at this time as it is a development stage project. The Company believes that disclosing certain performance measures on an attributable basis provides useful information about the Company’s operating and financial performance and reflects the Company’s view of its core mining operations.

Non-GAAP Measure - Total Cash Costs: by-product

Total cash costs: by-product incorporate Goldcorp’s share of all production costs, including adjustments to inventory carrying values, adjusted for changes in estimates in reclamation and closure costs at the Company’s closed mines which are non-cash in nature, and include Goldcorp’s share of by-product silver, zinc, lead, and copper credits, and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses arising on the Company’s commodity and foreign currency contracts which the Company enters into to mitigate its exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates, which may impact the Company’s operating costs.

In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs: by-product per gold ounce to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes this measure provides investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of gold production.

The Company reports total cash costs: by-product on a gold ounces sold basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies.

The Company also reports total cash costs: co-product as a secondary metric to provide further information to the Company's stakeholders. Total cash costs: co-product, per gold ounce, are calculated by allocating Goldcorp‘s share of production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices, as compared to realized sales prices. The Company uses budget prices to eliminate price volatility and improve co-product cash cost reporting comparability between periods. The budget metal prices used in the calculation of total cash costs: co-product were as follows:

	2018	2017	2016
Gold (per ounce)	$1,300	$1,250	$1,100
Silver (per ounce)	$19.00	$19.00	$15.00
Copper (per pound)	$2.75	$2.25	$2.53
Zinc (per pound)	$1.30	$1.00	$0.80
Lead (per pound)	$1.10	$0.89	$0.80

GOLDCORP  |   33

(in United States dollars, tabular amounts in millions, except where noted)

The following tables provide a reconciliation of total cash costs: by-product per ounce to the consolidated financial statements:

Three months ended June 30, 2018:

	Production Costs (1)	By-Product Credits	Treatment and Refining Charges on Concentrate Sales	Other	Total Cash Costs: by- product	Ounces (thousands)	Total Cash Costs: by- product per ounce (2), (3)
Peñasquito	$166	$(201)	$15	$(1)	$(21)	80	$(269)
Cerro Negro	69	(17)	—	—	52	127	409
Pueblo Viejo	53	(11)	—	—	42	84	524
Red Lake	46	—	—	—	46	50	937
Éléonore	71	—	—	—	71	86	810
Porcupine	50	—	—	—	50	62	795
Musselwhite	39	—	—	—	39	52	758
Other mines	35	(20)	2	—	17	21	782
Corporate	—	—	—	—	—	—	—
TOTAL - Attributable basis	$529	$(249)	$17	$(1)	$296	562	$527
Less associates and joint ventures	(87)	29	(2)	—	(60)	(105)	(578)
Total - Consolidated	$442	$(220)	$15	$(1)	$236	457	$516

Three months ended June 30, 2017:

	Production Costs (1)	By-Product Credits	Treatment and Refining Charges on Concentrate Sales	Other	Total Cash Costs: by- product	Ounces (thousands)	Total Cash Costs: by- product per ounce (2), (3)
Peñasquito	$173	$(199)	$30	$—	$4	133	$26
Cerro Negro	67	(14)	—	(1)	52	107	484
Pueblo Viejo	48	(10)	—	—	38	114	333
Red Lake	48	—	—	—	48	58	828
Éléonore	61	—	—	—	61	68	891
Porcupine	48	—	—	(2)	46	60	777
Musselwhite	36	—	—	—	36	55	658
Other mines	86	(43)	3	1	47	54	859
TOTAL - Attributable basis	$567	$(266)	$33	$(2)	$332	649	$510
Less associates and joint ventures	(111)	42	(3)	—	(72)	(152)	(478)
Total - Consolidated	$456	$(224)	$30	$(2)	$260	497	$520

GOLDCORP  |   34

(in United States dollars, tabular amounts in millions, except where noted)

Six months ended June 30, 2018:

	Production Costs (1)	By-Product Credits	Treatment and Refining Charges on Concentrate Sales	Other	Total Cash Costs: by- product	Ounces (thousands)	Total Cash Costs: by- product per ounce (2), (3)
Peñasquito	$347	$(431)	$38	$(3)	$(49)	170	$(293)
Cerro Negro	141	(35)	—	—	106	247	429
Pueblo Viejo	104	(20)	—	—	84	181	470
Red Lake	101	—	—	—	101	111	918
Éléonore	138	—	—	—	138	151	913
Porcupine	99	—	—	—	99	132	749
Musselwhite	76	—	—	—	76	112	682
Other mines	69	(32)	3	—	40	43	911
Corporate	4	—	—	(4)	-	—	—
TOTAL - Attributable basis	$1,079	$(518)	$41	$(7)	$595	1,147	$519
Less associates and joint ventures	(173)	52	(3)		(124)	(224)	(556)
Total - Consolidated	$906	$(466)	$38	$(7)	$471	923	$510

Six months ended June 30, 2017:

	Production Costs (1)	By-Product Credits	Treatment and Refining Charges on Concentrate Sales	Other	Total Cash Costs: by- product	Ounces (thousands)	Total Cash Costs: by- product per ounce (2), (3)
Peñasquito	$366	$(426)	$75	$—	$15	271	$56
Cerro Negro	119	(26)	—	(1)	92	195	473
Pueblo Viejo	95	(15)	—	—	80	209	381
Red Lake	95	—	—	—	95	112	844
Éléonore	122	—	—	—	122	140	870
Porcupine	101	—	—	(2)	99	122	810
Musselwhite	76	—	—	—	76	111	686
Other mines	189	(94)	6	1	102	135	758
TOTAL - Attributable basis	$1,163	$(561)	$81	$(2)	$681	1,295	$525
Less associates and joint ventures	(187)	74	(6)	—	(119)	(259)	(460)
Total - Consolidated	$976	$(487)	$75	$(2)	$562	1,036	$541

(1)

$17 million and $33 million in royalties are included in production costs for the three and six months ended June 30, 2018, respectively (three and six months ended June 30, 2017 – $18 million and $41 million, respectively).

(2)	Total cash costs: by-product per ounce may not calculate based on amounts presented in these tables due to rounding.
(3)

If silver, lead, zinc and copper for Peñasquito, silver for Marlin, silver and copper for Pueblo Viejo, and copper for Alumbrera were treated as co-products, Goldcorp's share of total cash costs: co-product for the three and six months ended June 30, 2018 would be $700 and $699 per ounce of gold, $8.51 and $8.61 per ounce of silver, $2.21 and $2.35 per pound of copper, $0.78 and $0.80 per pound of zinc, and $0.80 and $0.82 per pound of lead, respectively (three and six months ended June 30, 2017 – $644 and $672 per ounce of gold, $8.42 and $8.96 per ounce of silver, $2.08 and $2.01 per pound of copper, $0.62 and $0.71 per pound of zinc, and $0.81 and $0.88 per pound of lead, respectively).

GOLDCORP  |   35

(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – AISC

AISC include total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs, and reclamation cost accretion and amortization. The measure seeks to reflect the full cost of gold production from current operations, therefore expansionary capital and non-sustaining expenditures are excluded. Certain other cash expenditures, including tax payments, dividends and financing costs are also excluded.

The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. AISC, as a key performance measure, allows the Company to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

The Company reports AISC on a gold ounces sold basis. This performance measure was adopted as a result of an initiative undertaken within the gold mining industry; however, this performance measure has no standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company follows the guidance note released by the World Gold Council, which became effective January 1, 2014 in calculating AISC. The World Gold Council is a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies.

As described above, AISC include total production cash costs incurred at the Company's mining operations, which forms the basis of the Company's cash costs: by-product and which are reconciled to reported production costs in the tables above.

The following tables provide a reconciliation of AISC per ounce to the consolidated financial statements:

Three months ended June 30, 2018:

	Total cash costs: by- product	Corporate Administration	Exploration and evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce (1)
Peñasquito	$(21)	$—	$2	$3	$56	$40	80	$490
Cerro Negro	52	—	1	1	13	67	127	526
Pueblo Viejo	42	—	—	1	7	50	84	623
Red Lake	46	—	—	—	14	60	50	1,232
Éléonore	71	—	—	—	11	82	86	948
Porcupine	50	—	2	2	10	64	62	1,012
Musselwhite	39	—	2	—	8	49	52	955
Other mines	17	—	—	—	—	17	21	751
Corporate (2)	—	39	1	—	8	48	—	85
TOTAL - Attributable basis	$296	$39	$8	$7	$127	$477	562	$850
Less associates and joint ventures	(60)	—	—	(1)	(7)	(68)	(105)	(650)
Total - Consolidated	$236	$39	$8	$6	$120	$409	457	$896

GOLDCORP  |   36

(in United States dollars, tabular amounts in millions, except where noted)

Three months ended June 30, 2017:

	Total cash costs: by- product	Corporate Administration	Exploration and evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce (1)
Peñasquito	$4	$—	$0	$3	$37	$44	133	$328
Cerro Negro	52	—	1	2	20	75	107	694
Pueblo Viejo	38	—	—	2	10	50	114	440
Red Lake	48	—	0	1	16	65	58	1,120
Éléonore	61	—	0	1	22	84	68	1,229
Porcupine	46	—	1	2	14	63	60	1,052
Musselwhite	36	—	2	—	7	45	55	826
Other mines	47	—	0	2	0	49	54	917
Corporate (2)	—	36	1	—	7	44	—	68
TOTAL - Attributable basis	$332	$36	$5	$13	$133	$519	649	$800
Less associates and joint ventures	(72)	—	—	(4)	(10)	(86)	(152)	(574)
Total - Consolidated	$260	$36	$5	$9	$123	$433	497	$868

Six months ended June 30, 2018:

	Total cash costs: by- product	Corporate Administration	Exploration and evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce (1)
Peñasquito	$(49)	$—	$4	$5	$92	$52	170	$299
Cerro Negro	106	—	2	1	30	139	247	562
Pueblo Viejo	84	—	—	2	22	108	181	606
Red Lake	101	—	—	2	27	130	111	1,180
Éléonore	138	—	1	1	20	160	151	1,058
Porcupine	99	—	3	4	20	126	132	951
Musselwhite	76	—	2	1	16	95	112	854
Other mines	40	—	—	—	2	42	43	959
Corporate (2)	—	80	2	—	17	99	—	86
TOTAL - Attributable basis	$595	$80	$14	$16	$246	$951	1,147	$830
Less associates and joint ventures	(124)	—	—	(3)	(24)	(151)	(224)	(675)
Total - Consolidated	$471	$80	$14	$13	$222	$800	923	$867

GOLDCORP  |   37

(in United States dollars, tabular amounts in millions, except where noted)

Six months ended June 30, 2017:

	Total cash costs: by- product	Corporate Administration	Exploration and evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce (1)
Peñasquito	$15	$—	$1	$4	$77	$97	271	$360
Cerro Negro	92	—	2	4	34	132	195	675
Pueblo Viejo	80	—	—	2	19	101	209	486
Red Lake	95	—	1	1	30	127	112	1,134
Éléonore	122	—	1	1	36	160	140	1,141
Porcupine	99	—	1	5	21	126	122	1,031
Musselwhite	76	—	4	—	14	94	111	848
Other mines	102	—	1	7	2	112	135	831
Corporate (2)	—	72	1	—	13	86	—	66
TOTAL - Attributable basis	$681	$72	$12	$24	$246	$1,035	1,295	$800
Less associates and joint ventures	(119)	—	—	(7)	(19)	(145)	(259)	(564)
Total - Consolidated	$562	$72	$12	$17	$227	$890	1,036	$858

(1)	AISC may not calculate based on amounts presented in these tables due to rounding.
(2)	AISC for Corporate is calculated using total corporate expenditures and the Company's attributable gold sales ounces.

Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Sustaining capital expenditures can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment and tailings dam raises. The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures for continuing operations:

	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017
Expenditures on mining interests per consolidated financial statements	$306	$221	$573	$401
Payment of finance lease obligations per consolidated financial statements	2	1	4	3
Expenditures on mining interests by Pueblo Viejo, Alumbrera, Leagold and NuevaUnión (1)	10	11	28	15
Goldcorp’s share of expenditures on mining interests and deposits	$318	$233	$605	$419
Sustaining capital expenditures	$127	$133	$246	$246
Expansionary capital expenditures	191	100	359	173
	$318	$233	$605	$419

(1)

Expenditures on mining interests by Pueblo Viejo, Alumbrera, NuevaUnión and Leagold represent mining interest expenditures, net of additional funding investments, which are included in expenditures on mining interests per the consolidated financial statements.

GOLDCORP  |   38

(in United States dollars, tabular amounts in millions, except where noted)

The following table provides a reconciliation of exploration, evaluation and project costs in the consolidated financial statements to exploration and evaluation costs included in the calculation of Goldcorp’s AISC:

	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017
Exploration, evaluation and project costs per the consolidated financial statements	$23	$13	$39	$21
Project exploration costs	—	(3)	—	(3)
Non-sustaining project costs	(15)	(5)	(25)	(6)
Exploration, evaluation and project costs per AISC	$8	$5	$14	$12

Non-GAAP Measure - Adjusted Operating Cash Flows

Adjusted operating cash flows comprises Goldcorp’s share of operating cash flows before working capital changes, calculated on an attributable basis to include the Company's share of Pueblo Viejo, Alumbrera, NuevaUnión and Leagold's operating cash flows before working capital changes. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to operate without reliance on additional external funding or use of available cash.

Prior to April 1, 2017, adjusted operating cash flows was presented on an attributable basis using operating cash flows as shown on the Company's statement of cash flows. In the second quarter of 2017, the Company revised its presentation of adjusted operating cash flows to present it on an attributable basis before working capital changes. The Company believes that this measure provides a better measure of the Company's performance of its core business operations as the Company can experience changes in working capital from one period to another which, at times, are not indicative of the performance of the Company’s business operations.

The following table provides a reconciliation of net cash provided by operating activities in the consolidated financial statements to Goldcorp’s share of adjusted operating cash flows:

	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017
Net cash provided by operating activities of continuing operations	$158	$158	$429	$385
Change in working capital	112	77	120	100
Adjusted operating cash flows provided by Pueblo Viejo, Alumbrera and Leagold	40	85	111	150
Goldcorp’s share of adjusted operating cash flows	$310	$320	$660	$635

Non-GAAP Measure - EBITDA and Adjusted EBITDA

Earnings before interest, taxes and depreciation and amortization ("EBITDA") is a non-GAAP financial measure which excludes the following items from net earnings:

•	income tax expense;
•	finance costs;
•	finance income; and
•	depreciation and depletion.

Adjusted EBITDA removes the impact of impairments or reversals of impairment and other non-cash expenses or recoveries and is calculated on an attributable basis to include the Company's share of Pueblo Viejo, Alumbrera, NuevaUnión and Leagold's earnings before interest, taxes and depreciation and depletion. The non-cash expenses and recoveries are removed from the calculation of EBITDA as the Company does not believe they are reflective of the Company's ability to generate liquidity and its core operating results.

GOLDCORP  |   39

(in United States dollars, tabular amounts in millions, except where noted)

The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use EBITDA and Adjusted EBITDA as an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.

The following table provides a reconciliation of net earnings in the consolidated financial statements to EBITDA and Adjusted EBITDA:

	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017
Net earnings	$(131)	$135	$(64)	$305
Income tax expense (recovery)	156	(57)	160	(105)
Depreciation and depletion	256	239	507	485
Finance income	(10)	(9)	(19)	(19)
Finance costs	26	37	56	73
EBITDA	$297	$345	$640	$739
Share of net earnings related to associates and joint venture	(38)	(41)	(47)	(101)
Associates and joint venture EBITDA	68	114	160	201
Reversal of impairment of mining interests, net	—	—	—	(3)
Loss on disposition of mining interest, net of transaction costs	—	6	—	6
Non-cash share-based compensation	7	8	14	17
Adjusted EBITDA	$334	$432	$767	$859

The following table provides a reconciliation of net cash provided by operating activities in the consolidated financial statements to EBITDA and Adjusted EBITDA:

	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017
Net cash provided by operating activities	$158	$158	$429	$385
Current income tax expense	(2)	47	57	117
Share of net earnings related to associates and joint venture	38	41	47	101
Reversal of impairment of mining interests, net	—	—	—	3
Increase in working capital	112	77	120	100
Finance costs	26	37	56	73
Finance income	(10)	(9)	(19)	(19)
Other non-cash adjustments	(25)	(6)	(50)	(21)
EBITDA	$297	$345	$640	$739
Share of net earnings related to associates and joint venture	(38)	(41)	(47)	(101)
Associates and joint venture EBITDA	68	114	160	201
Reversal of impairment of mining interests, net	—	0	—	(3)
Loss on disposition of mining interest, net of transaction costs	—	6	—	6
Non-cash share-based compensation	7	8	14	17
Adjusted EBITDA	$334	$432	$767	$859

GOLDCORP  |   40

(in United States dollars, tabular amounts in millions, except where noted)

Non-GAAP Measure - Adjusted Net Debt

Adjusted net debt is comprised of Goldcorp’s short-term and long-term debt less cash and cash equivalents and short term investments, calculated on an attributable basis to include the Company's share of Pueblo Viejo, Alumbrera, Leagold and NuevaUnión's net debt. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s financial position and its ability to take on new debt in the future to expand operations, purchase new assets or withstand adverse economic conditions.

The following table provides a reconciliation of short and long-term debt to adjusted net debt:

	June 30 2018	December 31 2017
Current portion of long-term debt	$400	$499
Long-term debt	2,175	1,984
Cash and cash equivalents	(118)	(186)
Short term investments	(41)	(48)
Net Debt	2,416	2,249
Debt of associates and joint venture	—	—
Cash and short term investments of associates and joint venture	(162)	(163)
Adjusted Net Debt	$2,254	$2,086

RISKS AND UNCERTAINTIES

Financial Instruments Risk Exposure

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Financial Risk Management Policy. The Company's exposures to financial risks and how the Company manages each of those risks are described in note 26(e) to the Company's consolidated financial statements for the year ended December 31, 2017. There were no significant changes to the Company's exposures to those risks or to the Company's management of its exposures during the six months ended June 30, 2018 except as noted below.

(i)    Market risk

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instrument will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver, copper, lead and zinc are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos and Argentinean pesos. The appreciation or depreciation of non-US dollar currencies against the US dollar can increase or decrease the cost of metal production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in non-US dollar currencies which are subject to currency risk. Accounts receivable and other current and non-current assets denominated in non-US dollar currencies relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. The Company is further exposed to currency risk through non-monetary assets and liabilities and tax bases of assets, liabilities and losses of entities whose taxable profit or tax loss are denominated in non-US currencies. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense.

During the three and six months ended June 30, 2018, the Company recognized a net foreign exchange loss of $27 million and $20 million, respectively (three and six months ended June 30, 2017 – loss of $4 million and gain of $17 million, respectively), and a net foreign exchange loss of $167 million and $192 million, respectively, in income tax expense on income taxes receivable (payable) and deferred income taxes (three and six months ended June 30, 2017 – loss of $5 million and gain of $63 million, respectively).

GOLDCORP  |   41

(in United States dollars, tabular amounts in millions, except where noted)

Based on the Company’s net foreign currency exposures at June 30, 2018, depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in the following decrease or increase in the Company's net earnings:

At June 30, 2018	Possible exposure (1)	Impact on earnings excluding currency exposure related to taxes	Impact on earnings from foreign exchange exposure related to taxes
Canadian dollar	10%	$12	$102
Mexican peso	15%	21	78
Argentine peso (2)	25%	3	62

(1) Possible exposure is based on management’s best estimate of the reasonably possible fluctuation of the foreign exchange rates in the next twelve months.

(2) The Argentine peso devalued significantly since the beginning of 2018; as a result, the possible exposure used to estimate the potential impact of the depreciation or appreciation of the Argentine peso to the Company’s net earnings in the table above has been increased to 25% as compared to 15% as included in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2017.

(ii)    Liquidity risk

During the three and six months ended June 30, 2018, the Company generated cash flows from operations, one of the Company's main sources of liquidity, of $158 million and $429 million, respectively (three and six months ended June 30, 2017 – $158 million and $385 million, respectively). At June 30, 2018, Goldcorp held cash and cash equivalents of $118 million (December 31, 2017 – $186 million) and short-term investments of $41 million (December 31, 2017 – $48 million). At June 30, 2018, the Company's working capital, defined as current assets less current liabilities, was $7 million (December 31, 2017 – negative $112 million).

On March 14, 2018, the Company entered into three one-year non-revolving term loan agreements, totaling $400 million. The term loans bear interest at LIBOR plus 0.65%, reset monthly, and are repayable before March 14, 2019 without penalty. The proceeds from the term loans were used to repay the $500 million 2.125% note that was due on March 15, 2018.

On June 29, 2018, the Company completed the extension of its $3.0 billion credit facility term by one year to June 30, 2023. The unsecured, floating rate facility bears interest at LIBOR plus 140 points when draw and 20 points on the undrawn amount, based on Goldcorp’s current bond ratings, and is intended to be used for liquidity and general corporate purposes.

At June 30, 2018, the balance outstanding on the revolving credit facility was $190 million (December 31, 2017 – $nil) with $2.81 billion available for the Company's use (December 31, 2017 – $3.0 billion). Certain of the Company's borrowings are subject to various financial and general covenants with which the Company was in compliance at June 30, 2018.

At June 30, 2018, the Company had letters of credit outstanding in the amount of $410 million (December 31, 2017 – $420 million) of which $314 million (December 31, 2017 – $323 million) represented guarantees for reclamation obligations. The Company's capital commitments for the next twelve months amounted to $341 million at June 30, 2018, including the Company's funding obligation for the Norte Abierto project for the next twelve months.

Other Risks and Uncertainties

This section describes the principal risk and uncertainties that could have an adverse effect on the Company's business and financial results.

Commodity Prices

The majority of the Company's revenues are derived from the sale of gold, silver and zinc, and to a lesser extent, copper and lead. The price of the Company’s Common Shares, its financial results and exploration, and its development and mining activities in the future may be materially adversely affected by declines in the price of gold, silver, zinc, copper and lead. Gold, silver, zinc, copper and lead prices fluctuate widely and are affected by numerous factors beyond the Company’s control, such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing and metals-consuming countries throughout the world. The prices of gold, silver, zinc, copper and lead fluctuate widely, and future price declines could cause continued development of, and commercial production from, our properties to be uneconomic. Depending on the price of gold, silver, zinc, copper and lead, cash flow from mining operations may not be sufficient and the Company could be forced to discontinue production at, may lose its interest in, or may be forced to sell, some of

GOLDCORP  |   42

(in United States dollars, tabular amounts in millions, except where noted)

its properties. Future production from the Company’s mining properties is dependent on the price of gold, silver, zinc, copper and lead that are adequate to make these properties economically viable.

Estimates of Future Production

The Company prepares estimates and projections of its future production. Any such information is forward-looking and no assurance can be given that such estimates will be achieved. These estimates are based on existing mine plans and other assumptions that change from time to time, including the availability, accessibility, sufficiency and quality of ore, the Company’s costs of production, its ability to sustain and increase production levels, the sufficiency of its infrastructure, the performance of its workforce and equipment, the ability to maintain and obtain mining interests and permits and the Company’s compliance with existing and future laws and regulations. The Company’s actual production may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the Mineral Reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labor shortages, strikes, local community opposition or blockades. Failure to achieve the estimated forecasts could have an adverse impact on the Company’s future cash flows, business, results of operations and financial condition.

Foreign Operations

The majority of the Company’s foreign operations are conducted in Mexico, Argentina, the Dominican Republic and Chile, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest, opposition or blockades; the risks of war, civil unrest, protests or blockades; renegotiation or nullification of existing concessions, licenses, permits and contracts; ability of governments to unilaterally alter agreements; government imposed supply laws, including laws establishing, among other things, profit margins, production quotas, maximum and minimum price levels and the ability to confiscate merchandise in certain circumstances; surface land access issues; illegal mining; changes in taxation policies, practices, regulations and laws; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

In addition, adverse changes in mining or investment policies or shifts in political attitude in Mexico, Argentina, the Dominican Republic and Chile may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, import restrictions on equipment, services and supplies, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, surface land access, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, environmental requirements, land and water use, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties related to the economic and political risks of operating in foreign jurisdictions cannot be accurately predicted and could have a material adverse effect on the Company’s operations or profitability.

Government Regulation

The Company’s mining, processing, development and mineral exploration activities are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local and indigenous people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a material adverse impact on the operations and financial position of the Company. Changes to laws regarding mining royalties or taxes, or other elements of a country’s fiscal regime, may also adversely affect the Company’s costs of operations and financial results.

In addition, as governments continue to struggle with deficits and concerns over the effects of depressed economies, the mining and metals sector has been targeted to raise revenue. Governments are continually assessing the fiscal terms of the economic rent for a mining company to exploit resources in their countries. Numerous countries, including, but not limited to, Argentina, Australia, Brazil, Chile, the Dominican Republic, Guatemala, Honduras, Mexico and Venezuela, have implemented changes to their respective mining regimes that reflect increased government control or participation in the mining sector, including changes of law affecting foreign ownership and take-overs, mandatory government participation, taxation and royalties, working conditions, rates of exchange, exchange control, exploration licensing, export duties, repatriation of income or return of capital, environmental protection, as well as requirements for local goods, supplies and employment or other benefits to be provided to local residents.

GOLDCORP  |   43

(in United States dollars, tabular amounts in millions, except where noted)

The occurrence of mining regime changes in both developed and developing countries adds uncertainties that cannot be accurately predicted and any future adverse changes in government policies or legislation in the jurisdictions in which the Company operates that affect foreign ownership, mineral exploration, development or mining activities, may affect our viability and profitability.

Environmental Regulation

The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner that will likely, in the future, require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Continuing issues with tailings dam failures at other companies' operations may increase the likelihood that these stricter standards and enforcement mechanisms will be implemented in the future. The Company can provide no assurance that future changes in environmental regulation will not adversely affect the Company's results of operations. Failure to comply with these laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may also be required to compensate those suffering loss or damage due to the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The occurrence of any environmental violation or enforcement action may have an adverse impact on the Company’s reputation and could adversely affect its results of operations. In addition, production at certain of the Company’s mines involves the use of sodium cyanide or other reagents and exposes rock material that could cause toxicity to the environment if released or not properly managed. Should sodium cyanide, other reagents, or contact water be improperly managed, leak or otherwise be discharged from the containment system, the Company may become subject to liability for clean-up work that may not be insured. In the event of any discharges of pollutants into the ground water and the environment, the Company may become subject to liability for hazards that we may not be insured against.

Other Risks

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Company's most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

ACCOUNTING MATTERS

Basis of Preparation

The Company's unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain disclosures included in the annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the IASB have been condensed or omitted. The Company's unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2017.

The accounting policies applied in the preparation of the Company's unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2017, except for the following:

Financial instruments

On January 1, 2018, the Company adopted IFRS 9 – Financial Instruments ("IFRS 9") which replaced IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard using the modified retrospective approach, except for hedge accounting, which was applied prospectively. IFRS 9 did not impact the Company's accounting policies for the classification and measurement of financial assets and liabilities except for equity securities as described below. The standard also had negligible impact on the carrying amounts of our financial instruments at the transition date.

The following summarizes the significant changes in IFRS 9 compared to the current standard:

•

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The classification and measurement of financial assets is based on the Company's business models for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest. Most of the requirements in

GOLDCORP  |   44

(in United States dollars, tabular amounts in millions, except where noted)

IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. The change did not impact the carrying amounts of any of our financial assets on the transition date. The Company designated its equity securities as financial assets at fair value through other comprehensive income ("FVTOCI"), where they will be recorded initially at fair value. Subsequent changes in fair value will be recognized in other comprehensive income only and will not be transferred into earnings (loss) upon disposition. As a result of this change, the Company reclassified $46 million of impairment losses recognized in prior years on certain equity securities which continue to be owned by the Company as at January 1, 2018 from opening deficit to accumulated other comprehensive income on January 1, 2018. As a result of adopting IFRS 9, the net change in fair value of the equity securities, including realized and unrealized gains and losses, if any, is now presented as an item that will not be reclassified subsequently to net earnings in the Consolidated Statements of Comprehensive Income. Realized gains and losses on securities derecognized prior to January 1, 2018 have not been restated in prior year comparatives.

•

The adoption of the new "expected credit loss" impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had a negligible impact on the carrying amounts of our financial assets on the transition date given the Company transacts exclusively with large international financial institutions and other organizations with strong credit ratings and the negligible historical level of customer default.

•

The new general hedge accounting requirements retain the three types of hedge accounting mechanisms previously available under IAS 39. Under IFRS 9 however, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. As a result, certain of the Company's hedging strategies and hedging instruments that did not qualify for hedge accounting previously, primarily the hedging of forecasted concentrate sales, are now eligible for hedge accounting. In addition, the effectiveness test has been replaced with the principle of an "economic relationship". Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity's risk management activities have also been introduced. As a result, subsequent to the adoption of IFRS 9, the Company hedged a certain percentage of its forecasted zinc and lead sales and designated these contracts as hedges for accounting purposes. These contracts were entered into during the six months ended June 30, 2018. The Company did not designate its economic hedges that existed as at January 1, 2018 as hedges for accounting purposes.

The Company has also adopted a narrow scope amendment to IFRS 7 - Financial Instruments - Disclosures. As a result of applying the amendment, the Company will add disclosure relating to its risk management strategies for which hedge accounting is applied in its consolidated financial statements for the year ended December 31, 2018.

Revenue recognition

On January 1, 2018, the Company adopted IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 18 – Revenue ("IAS 18"). IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard on January 1, 2018 using the full retrospective approach without applying any practical expedients.

IFRS 15 requires entities to recognize revenue when ‘control’ of goods or services transfers to the customer whereas the previous standard, IAS 18, required entities to recognize revenue when the ‘risks and rewards’ of the goods or services transfer to the customer. The Company concluded there is no change in the timing of revenue recognition of its bullion, doré and concentrate sales under the new standard as the point of transfer of risks and rewards of goods and services and transfer of control occur at the same time. As such, no adjustment was required to the Company's financial statements.

Additionally, IFRS 15 requires entities to apportion the transaction price attributable to contracts from customers to distinct performance obligations on a relative standalone selling price basis. In accordance with the terms of certain of the Company's concentrate agreements, the Company must contract for and pay the shipping and insurance costs necessary to bring the goods to the named destination. Therefore, a portion of the revenue earned under these contracts, representing the obligation to fulfill the shipping and insurance services that occur after the transfer of control, is deferred and recognized over time as the obligations are fulfilled. The impact of this change was insignificant to the Company’s financial statements.

IFRS 15 requires that variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company concluded that the adjustments relating to the final assay results for the quantity and quality of concentrate sold and the retroactive pricing adjustment for the new annual pricing terms are not significant and does not constrain the recognition of revenue.

Additional disclosures required as a result of adopting IFRS 9 and 15 have been presented in notes 3 and 11 of the notes to the Company's unaudited condensed interim consolidated financial statements for the six months ended June 30, 2018.

GOLDCORP  |   45

(in United States dollars, tabular amounts in millions, except where noted)

Other narrow scope amendments/interpretations

The Company has adopted narrow scope amendments/interpretations to IFRIC 22 - Foreign Currency Transactions and Advance Consideration, IFRS 2 - Share Based Payments and IAS 1 - Presentation of Financial Statements, which did not have an impact on the Company's unaudited condensed interim consolidated financial statements.

Critical Judgements and Estimates

The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management makes assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

Certain accounting judgements and estimates have been identified as being "critical" to the presentation of our financial condition and results of operations. Critical judgements and estimates are those that could have a material impact on the consolidated financial statements, are highly uncertain and are where changes are reasonably likely to occur from period to period. The Company's critical accounting judgements and estimates are generally discussed with the Audit Committee each quarter. The critical judgements and estimates applied in the preparation of the Company's unaudited condensed interim consolidated financial statements for the six months ended June 30, 2018 are consistent with those applied and disclosed in notes 5 and 6 of its audited consolidated financial statements for the year ended December 31, 2017 and the following critical judgments in applying accounting policies:

Revenue recognition

Determination of performance obligations

The Company applied judgement to determine if a good or service that is promised to a customer is distinct based on whether the customer can benefit from the good or service on its own or together with other readily available resources and whether the good or service is separately identifiable. Based on these criteria, the Company determined the primary performance obligation relating to its sales contracts is the delivery of the bullion, doré and concentrates. Shipping and insurance services arranged by the Company for its concentrate sales customers that occur after the transfer of control are also considered to be performance obligations

Transfer of control

Judgement is required to determine when transfer of control occurs relating to the sale of the Company's bullion, doré and concentrate to its customers. Management based its assessment on a number of indicators of control, which include, but are not limited to whether the Company has present right of payment, and whether the physical possession of the goods, significant risks and rewards and legal title have been transferred to the customer.

Variable consideration

Variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company identified two variable components in the sales proceeds it receives from its concentrate sales. They include (i) adjustments to the final sales price base on differences between the original and final assaying results relating to the quantity and quality of concentrate shipments and (ii) retroactive pricing adjustment based on new annual pricing terms. The Company applied judgement to determine the amount of variable consideration to be recognized during the period for which the likelihood of significant reversal is low.

Based on the Company's proficiency in its assaying process, evidenced by the insignificant amount of historical adjustments from the initial to final assays, the Company concluded the variability in consideration caused by assaying results is negligible. Therefore, the Company does not expect a significant amount of reversal in revenue related to assaying differences.

Changes in Accounting Standards Not Yet Effective

Leases

In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar

GOLDCORP  |   46

(in United States dollars, tabular amounts in millions, except where noted)

to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. A lessee can choose to apply IFRS 16 using either a full retrospective or a modified retrospective approach. The Company plans to apply IFRS 16 at the date it becomes effective and has selected the modified retrospective transition approach which does not require restatement of comparative periods, instead the cumulative impact of applying IFRS 16 will be accounted for as an adjustment to equity at the start of the accounting period in which it is first applied.

Upon the adoption of IFRS 16, the Company anticipates it will record a material balance of lease assets and associated lease liabilities related to leases with a term of 12 months or more on the Consolidated Balance Sheet at January 1, 2019. Due to the recognition of additional lease assets and liabilities, a higher amount of depreciation expense and interest on lease liabilities will be recognized under IFRS 16 as compared to the current standard. Additionally, a reduction in production and/or corporate administration costs is expected. Lastly, the Company expects a reduction in operating cash outflows with a corresponding increase in financing cash outflows under IFRS 16.

The Company has substantially completed the identification of agreements that may contain 'right-of-use' assets. These include land easements and service contracts that are contain embedded leases for property, plant and equipment.

At this time, it is not possible for the Company to make reasonable quantitative estimates of the effects of the new standard. The Company expects the time frame to develop and implement the accounting policies, estimates and processes (including the information technology systems) will continue into the latter part of 2018.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its (1) President and Chief Executive Officer and (2) Executive Vice President, Chief Financial Officer and Corporate Development, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

There has been no change in the Company’s internal control over financial reporting during the six months ended June 30, 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

GOLDCORP  |   47

(in United States dollars, tabular amounts in millions, except where noted)

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

GOLDCORP  |   48